International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2011

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

September 30, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

Section 1: Basis of Reporting	3

Section 2: Overview	3

Section 3: Contractual Terms of Loans	4

Section 4: Equity-To-Loans Ratio	6

Section 5: Commercial Credit Risk	7

Section 6: Fair Value Analysis	4

Section 7: Reported Basis Analysis	7

Section 8: Senior Management Changes	7

LIST OF BOXES, TABLES AND FIGURES

Box
1. Selected Financial Data	2

Tables
1. Average Maturity Terms—IFL Fixed Spread Loans	6
2. Equity-to-Loans Ratio	6
3. Credit Exposure, Net of Collateral Held, by Counterparty Rating	7
4. Condensed Balance Sheet at September 30, 2011 and June 30, 2011	8
5. Condensed Statement of Income for the three months ended September 30, 2011 and September 30, 2010	8
6. Summary of Fair Value Adjustment on Non-Trading Portfolios, net	4
7. Reported Basis Operating Income for the three months ended September 30, 2011 and September 30, 2010	8

Figures
1. U.S. Dollar Swap Rates	6
2. U.S. Dollar Six-Month LIBOR Interest Rates	8

CONDENSED QUARTERLY FINANCIAL STATEMENTS

Condensed Balance Sheet	10

Condensed Statement of Income	11

Condensed Statement of Comprehensive Income	12

Condensed Statement of Changes in Retained Earnings	12

Condensed Statement of Cash Flows	13

Notes to Condensed Quarterly Financial Statements	14

Report of Independent Accountants	33

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEPTEMBER 30, 2011

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2011     1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	As of and for the three months ended		Full Year
	September 30, 2011	September 30, 2010	June 30, 2011
Lending (Discussed in Section III)
Commitments[a]	$2,519	$3,363	$26,737
Gross disbursements[b]	4,881	7,178	21,879
Net disbursements[b]	2,551	4,766	7,994
Reported Basis
Income Statement (Discussed in Section II)
Operating income[c]	$168	$300	$1,023
Board of Governors-Approved Transfers	(595)	(55)	(513)
Net (loss) income	(1,081)	97	930
Balance Sheet (Discussed in Section III)
Total assets	$321,982	$295,298	$314,211
Unrestricted cash and investments, net	30,818	29,808	30,684
Net loans outstanding	130,956	125,455	130,470
Borrowing portfolio[d]	126,849	120,062	122,501
Total equity	38,289	37,287	39,683
Performance Ratios (Discussed in Section IV)
Net return on average earning assets
Based on operating income	0.41%	0.76%	0.64%
Based on net (loss) income	(2.65)	0.25	0.58
Return on equity
Based on operating income	1.75	3.32	2.79
Based on net (loss) income	(11.02)	1.05	2.47
Equity-to-loans ratio[e]	27.99	28.36	28.59
Fair Value Basis
Income Statement (Discussed in Section II)
Net (loss) income[f]	$(3,873)	$1,683	$1,704
Net (loss) income excluding Board of Governors-Approved Transfers	(3,278)	1,738	2,217
Balance Sheet (Discussed in Section III)
Total assets	$318,494	$296,172	$313,188
Unrestricted cash and investments, net	30,818	29,808	30,684
Net loans outstanding	127,468	126,329	129,447
Borrowing portfolio[d]	126,842	120,044	122,482
Total equity	34,809	38,179	38,679
Performance Ratios (Discussed in Section IV)
Net return on average earning assets[g]	(8.11)%	4.43%	1.39%
Return on equity[g]	(35.46)	18.73	5.94
Equity-to-loans ratio[e]	26.59	29.37	28.99

a.	Commitments include guarantee commitments and guarantee facilities.
b.	Amounts include transactions with the International Finance Corporation (IFC) and capitalized loan origination fees.
c.	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
d.	Net of derivatives.
e.	Ratios are computed using usable equity and excludes the respective period’s operating income. (Full year June 30, 2011 amount includes proposed transfer to the General Reserve).
f.	Fair value net income on a comprehensive basis comprises net income on a reported basis, additional fair value adjustment on the loan portfolio, and changes in Accumulated Other Comprehensive Income (AOCI).
g.	Ratios exclude Board of Governors-Approved Transfers.

2    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2011

I.	Introduction

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2011 (FY 2011). IBRD undertakes no obligation to update any forward-looking statements.

Box 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases.

Basis of Reporting

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) referred to in this document as the “reported basis”. Under the reported basis, all instruments in the investment, borrowing and asset-liability management portfolios are carried at fair value with changes in fair value reported in the income statement. However, the loan portfolio is reported at amortized cost (with the exception of loans with embedded derivatives, which are reported at fair value). Management believes that the fair value financial statements, which include the loan portfolio at fair value, are a better measure of the financial strength of the institution. (Discussed further in Sections II and III)

Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from the stress test, and the equity-to-loans and long-term investment asset ratio (equity-to-loans ratio) as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework. (Discussed further in Section IV)

Certain reclassifications of prior year’s information have been made to conform to the current year’s presentation. See Note A—Significant Accounting and Related Policies in the Notes to the Condensed Quarterly Financial Statements.

II.	Fair Value Basis Results

Operating Income

The primary drivers of IBRD’s reported operating income are interest earned (net of funding cost) on the loan and investment portfolios, equity duration extension strategy, administrative expenses, and the provision for losses on loans and other exposures.

Operating income was $168 million for the first three months of September 30, 2011 (FY 2012), compared to $300 million in the same period in FY 2011. The decrease of $132 million in operating income is explained by the following factors:

Long-Term Income Portfolio (LTIP) income: The $178 million decrease in income from LTIP was primarily due to unrealized mark-to-market losses from the equity portfolio, consistent with the lower returns from the equity markets as compared to the same period in FY 2011.

Interest margin on debt-funded loans: The interest margin on debt-funded loans increased by $69 million primarily reflecting an increase in the loan balance.

Table 1: Condensed Fair Value Statement of Income

In millions of U.S. dollars

For the three months ended September 30	2011	2010	Variance
Interest income, net of funding cost
Interest margin on debt-funded loans	$178	$109	$69
Equity-funded loans	43	63	(20)
Equity duration extension strategy	286	278	8
Investments	6	53	(47)

Net Interest Income	513	503	10

Provision for losses on loans and other exposures[a]-increase	(3)	(27)	24
LTIP income	(103)	75	(178)
Net non-interest expense and other income	(239)	(251)	12

Reported Basis Operating Income	168	300	(132)

Board of Governors-Approved Transfers	(595)	(55)	(540)
Fair value adjustments on non-trading portfolios, net	(654)	(148)	(506)

Reported Basis Net (Loss) Income	$(1,081)	$97	$(1,178)

Fair value adjustment on loans, net	(2,526)	1,052	(3,578)
Changes in accumulated other comprehensive income (loss)	(266)	534	(800)

Fair Value Net (Loss) Income	$(3,873)	$1,683	$(5,556)

a.	Other exposures include: deferred drawdown option, irrevocable commitments, exposures to member countries’ derivatives and guarantees.

Equity-funded loans/Equity duration extension strategy: The shift by IBRD’s borrowers to variable rate loans over the recent years has reduced IBRD’s income from equity-funded loans, due to the sensitivity to short-term interest rates. In order to reduce this sensitivity, in FY 2008, IBRD increased the duration of its equity from three months to approximately four years by entering into interest rate swaps with a 10-year ladder re-pricing profile. As a result of this strategy, IBRD has been able to offset the decline in interest income from equity-funded loans (where IBRD is primarily a variable interest rate receiver) by the interest income from these swaps (where IBRD is a variable interest rate payer and a fixed interest rate receiver). As a result of the decline in short-term interest rates, for the first three months of FY 2012, the combined interest income from the equity-funded loans and the equity duration extension strategy has declined by $12 million, as compared to the same period in FY 2011.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2011     3

Investment income, net of funding costs: For the first three months of FY 2012, investment income, net of funding costs was $6 million, primarily due to a decline in yields and unrealized mark-to-market losses resulting from the widening of credit spreads. In contrast, during the same period in FY 2011, investment income, net of funding costs was $53 million primarily due to the effect of unrealized mark-to-market gains.

Provision for losses on loans and other exposures: The $24 million decrease in the provision for losses on loans and other exposures was primarily due to the higher provision of $27 million for the first three months of FY 2011, attributable to the increase in the exposure during that period.

Fair Value Net Income

The primary drivers of IBRD’s fair value adjustments are the movements of the yield curves, the impact of IBRD’s own credit, and the credit quality of IBRD’s loan portfolio as measured by Credit Default Swap (CDS) spreads.

Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio, and changes in AOCI, which are related to currency translation adjustments and the fair value of pension plans. Table 7 provides a reconciliation from operating income on a reported basis to net income on a fair value comprehensive basis.

The net loss on a comprehensive fair value basis was $3,873 million for the first three months of FY 2012, compared to net income of $1,683 million for the same period in FY 2011. This decrease of $5,556 million in fair value income is explained by the following factors:

Board of Governors-Approved Transfers: During the first three months of FY 2012, the Board of Governors approved a transfer of $520 million from IBRD’s FY 2011 net income to the International Development Association (IDA). This was IBRD’s first installment of its commitment under the Sixteenth Replenishment of IDA’s resources. In contrast, IBRD made the third and final transfer to IDA of $383 million from its FY 2010 net income under the Fifteenth Replenishment of IDA’s resources, on October 8, 2010. This transfer was reflected in the financial results of the second quarter of FY 2011.

In addition, during the first three months of FY 2012, the Board of Governors approved a transfer of $75 million from Surplus to the Trust Fund for South Sudan. During the same period in FY 2011, the Board of Governors approved a transfer of $55 million from Surplus to the Trust Fund for Gaza and the West Bank.

Fair Value Adjustment on Non-Trading Portfolios, net: For the first three months of FY 2012, IBRD experienced net unrealized losses of $654 million, compared with net unrealized losses of $148 million in the same period in FY 2011 (See Table 2). The key factors contributing to these unrealized losses are as follows:

During the first three months of FY 2012, IBRD experienced net unrealized losses on the borrowing portfolio (including loan related derivatives). The unrealized losses were primarily attributable to the loan-related derivatives, and were offset by net unrealized gains on the derivatives held in the asset-liability management portfolio. The unrealized losses and gains from these portfolios were due to the significant decline in interest rates across all major yield curves during the period. IBRD is a fixed interest rate payer on the loan-related derivatives and a fixed interest rate receiver on the derivatives held in the asset-liability management portfolio.

Table 2: Summary of Fair Value Adjustment on Non-Trading Portfolios, net

In millions of U.S. dollars

For the three months ended September 30,	2011	2010
Unrealized (losses)/gains
Borrowing Portfolio (including loan-related derivatives)	$(1,908)	$(808)
Derivatives held in the asset-liability management portfolio	1,264	656
Derivatives held in the client operations portfolio	1	( *)
A loan with an embedded derivative	(11)	4

	$(654)	$(148)

*	Indicates amount less than $0.5 million.

For the first three months of FY 2012, IBRD’s credit spreads relative to LIBOR (London Interbank Offered Rate) remained largely unchanged. This is in contrast to the same period in FY 2011 when IBRD experienced an improvement in its credit spreads as a result of improved market conditions. Of the $808 million of unrealized losses in the borrowing portfolio for the first three months of FY 2011, the estimated unrealized losses due to the tightening in IBRD’s credit spreads were $223 million. The decline of the U.S. dollar yield curve also contributed to unrealized losses in the borrowing portfolio during this period.

Fair Value Adjustment on Loans: For the first three months of FY 2012, the fair value adjustment on loans was negative $2,526 million compared to a positive $1,052 million in the same period in FY 2011 (see Table 1). This adjustment reflects changes in both interest rates and credit risk. The negative fair value adjustment for the first three months of FY 2012 was primarily driven by unrealized credit losses due to the widening of CDS spreads, partially offset by lower interest rates. In contrast, during the same period in FY 2011, the positive fair value adjustment was primarily driven by lower interest rates.

Changes to Accumulated Other Comprehensive Income: The changes to AOCI for the first three months of FY 2012 resulted in a charge of $266 million, which primarily relates to the net negative currency translation adjustments resulting from the 6.74% depreciation of the euro against the U.S. dollar. In contrast, during the same period in FY 2011, the

4    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2011

change to AOCI was a net credit of $534 million, primarily related to the net positive currency translation adjustments resulting from the 11.09% appreciation of the euro against the U.S. dollar.

III.	Fair Value Basis Balance Sheet

The Condensed Fair Value Balance Sheets in Table 3 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency, and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Table 6 provides a reconciliation from the reported basis balance sheet to the fair value basis balance sheet.

Table 3: Fair Value Condensed Balance Sheet

In millions of U.S. dollars

As of	September 30, 2011	June 30, 2011	Variance
Investments and due from banks	$34,422	$35,107	$(685)
Net loans outstanding	127,468	129,447	(1,979)
Receivable from derivatives	151,285	144,711	6,574
Other assets	5,319	3,923	1,396

Total Assets	$318,494	$313,188	$5,306

Borrowings	$138,453	135,223	3,230
Payable for derivatives	136,270	130,429	5,841
Other liabilities	8,962	8,857	105
Equity	34,809	38,679	(3,870)

Total Liabilities and Equity	$318,494	$313,188	$5,306

Lending Activities

IBRD’s principal assets are its loans to borrowing member countries.

•	Since July 1, 2008 (FY 2009), in response to the global financial crisis, IBRD’s commitments totaled $106 billion.

•

For the first three months of FY 2012, loan commitments reflect a decrease of $844 million compared to the same period in FY 2011. Despite the decrease in commitments during this period, demand for IBRD’s loan products still remains strong and substantially above pre-FY 2008 levels.

•

As of September 30, 2011, on a fair value basis, IBRD’s loan portfolio totaled $127,468 million, a decrease of $1,979 million from June 30, 2011. This was primarily due to the unrealized credit losses incurred during the first three months of FY 2012, as determined by CDS spread levels at September 30, 2011, partially offset by lower interest rates.

Investment Activities

IBRD manages its investments in two portfolios: a liquid asset portfolio and a Long-Term Income Portfolio (LTIP).

•

Liquid asset portfolio: The objective of this portfolio is to ensure the availability of sufficient cash flows to meet all of IBRD’s financial commitments. Funds awaiting disbursement, as well as minimum liquidity balances, are held in the liquidity portfolio and managed using conservative guidelines. As of September 30, 2011, the liquid asset portfolio was $28,694 million; comparable to June 30, 2011 levels.

•

LTIP: The objective of this portfolio is to increase IBRD’s income over the long-term by investing part of its equity in a diversified portfolio of risk assets, including listed equity securities. As of September 30, 2011, LTIP totaled $1,237 million, a decrease of $103 million as compared to June 30, 2011. This decrease primarily reflects unrealized mark-to-market losses on the equity portfolio incurred during the first three months of FY 2012. Since its inception in November 2008, the market value of LTIP has grown by $237 million.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2011     5

Funding Activities

IBRD’s lending and investment activities, as well as general operations, are funded by proceeds from debt issuances and equity.

•

Borrowings: To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. During the first three months of FY 2012, IBRD raised medium- and long-term debt of $9.1 billion in 16 different currencies, an increase of $1.5 billion from the same period during FY 2011, reflecting the decision to take advantage of favorable market conditions.

The borrowing portfolio increased by $4,348 million, as compared to June 30, 2011 (See Note E—Borrowings in the Notes to the Condensed Quarterly Financial Statements). This was primarily due to net new issuances of $3,829 million and unrealized mark-to-market losses of $1,908 million primarily resulting from the significant declines in interest rates across all major yield curves. These were partially offset by negative currency translation adjustments of $1,662 million, consistent with the depreciation of the euro against the U.S. dollar.

•

Equity: IBRD’s equity is primarily comprised of paid-in capital and retained earnings. As part of the capital increases authorized by the Board of Governors in FY 2011, $241 million has been paid in as of September 30, 2011. Under the terms of the resolutions, subscribed capital is expected to increase by $86.2 billion over the next five years, of which $5.1 billion is expected to be paid-in.

IV.	Financial Risk Management

Risk-Bearing Capacity

IBRD uses its risk-bearing capacity as a key indicator for financial risk management. The Executive Directors monitor IBRD’s risk-bearing capacity based on a variety of metrics, including a framework of stress testing and the equity-to-loans ratio.

IBRD’s equity-to-loans ratios on both the reported and fair value bases at September 30, 2011 were lower compared to those as of June 30, 2011 (see Table 4). The reported basis ratio is lower primarily due to higher borrower exposures; however, it remained above the target risk coverage range of 23 to 27 percent. The fair value basis ratio declined from June 30, 2011, primary due to the unrealized mark-to-market losses experienced by the borrowing and loan portfolios.

IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its loan portfolio. As a result, while the depreciation of the euro and appreciation of the Japanese yen against the U.S. dollar during the first three months of FY 2012 impacted the individual portfolios, there was no material impact on the equity-to-loans ratio.

One element of equity is usable capital. In an effort to increase usable capital, IBRD continues to work with members to reach agreements on the release of their paid-in capital which is currently restricted as to its usage. Since October 2009, 20 members have agreed to release $1.4 billion of paid-in capital, of which $0.7 billion is currently usable.

Table 4: Equity-to-Loans Ratio

In millions of U.S. dollars, except ratio data in percentages

As of	September 30, 2011	June 30, 2011	September 30, 2010
Reported Basis
Equity-to-loans ratio[a]	27.99%	28.59%	28.36%
Equity used in equity-to-loans ratio[b]	$38,278	$38,689	$37,017
Loans outstanding, LTIP assets and other exposures	$136,708	$135,310	$130,539
Fair Value Basis
Equity-to-loans ratio[a]	26.59%	28.99%	29.37%
Equity used in equity-to-loans ratio[c]	$35,423	$38,925	$38,595
Loans outstanding, LTIP assets and other exposures	$133,213	$134,291	$131,416

a.	Ratios are computed using usable equity and exclude the respective period’s operating income. (Full year June 30, 2011 amount includes proposed transfer to the General Reserve).
b.	The equity used in the equity-to-loans ratio is referred to as usable equity and is comprised of paid-in-capital (adjusted for the restricted elements and net maintenance of value), Special Reserve, General Reserve, cumulative translation adjustment, the underfunded status of IBRD’s pension plans and the cumulative LTIP reserve.
c.	In addition to usable equity, the fair value equity-to-loans ratio reflects the effects of the fair value adjustment on non-trading portfolios and the loan portfolio.

6    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2011

Income Allocation

It is management’s practice to recommend each year the allocation of net income to augment reserves, thereby increasing IBRD’s risk-bearing capacity and supporting developmental activities.

For details relating to the allocation out of the net income earned in FY 2011 and transfers from Surplus that have been recommended by the Executive Directors and approved by the Board of Governors during FY 2012, refer to Note G—Retained Earnings, Allocations and Transfers, in the Notes to the Condensed Quarterly Financial Statements.

Commercial Credit Risk

The effective management of credit risk is vital to the success of IBRD’s funding, investment, and asset-liability management activities. The monitoring and managing of these risks is a continuous process due to changing market conditions. IBRD’s commercial credit risk is concentrated in investments, which is composed of debt instruments issued by sovereign governments, agencies, corporate entities and banks. See Table 5 below.

Table 5: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of September 30, 2011
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA	$6,226	$6,982	$—	$13,208	43%
AA	4,234	7,456	534	12,224	40
A	905	4,025	185	5,115	17
BBB	—	3	—	3	*
BB or lower	—	11	—	11	*

Total	$11,365	$18,477	$719	$30,561	100%

	As of June 30, 2011
	Investments
Counterparty Rating	Sovereigns	Agencies, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA	$4,379	$6,698	$—	$11,077	34%
AA	4,671	11,814	989	17,474	54
A	488	3,313	190	3,991	12
BBB	—	4	—	4	*
BB or lower	—	11	—	11	*

Total	$9,538	$21,840	$1,179	$32,557	100%

a.	Excludes (a) externally managed portfolios including LTIP equities and Post-Employment Benefits Plan and (b) swap exposures executed with borrowing member countries, International Finance Facility for Immunisation (IFFIm) and IDA.
*	Indicates amounts less than 0.5%.

The decrease in commercial credit exposure during the first three months of FY 2012 reflects a decrease in IBRD’s investments. IBRD is gradually returning to normal levels of liquidity in the post-crisis period. The credit quality of IBRD’s portfolio is concentrated in the upper end of the credit spectrum due to a continued preference for highly-rated securities and counterparts across all categories of investments.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. For the contractual values, notional amounts and related credit risk exposure amounts by type of derivative instrument see Note F—Derivative Instruments, in the Notes to the Condensed Quarterly Financial Statements-.

V. Senior Management Changes

On August 15, 2011, Ngozi Okonjo-Iweala retired as Managing Director of IBRD.

On September 19, 2011, Caroline Anstey was appointed as Managing Director of IBRD.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2011    7

VI. Reconciliation of Reported Basis to Fair Value Basis Financial Statements

Table 6: Condensed Balance Sheet

In millions of U.S. dollars

	September 30, 2011			June 30, 2011
As of	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis
Due from banks	$3,878		$3,878	$2,462		$2,462
Investments	30,544		30,544	32,645		32,645
Receivable from derivatives	151,285		151,285	144,711		144,711
Net loans outstanding	130,956	$(3,488)	127,468	130,470	$(1,023)	129,447
Other assets	5,319		5,319	3,923		3,923

Total assets	$321,982	$(3,488)	$318,494	$314,211	$(1,023)	$313,188

Borrowings	$138,461	$(8)[a]	$138,453	$135,242	$(19) [a]	$135,223
Payable for derivatives	136,270		136,270	130,429		130,429
Other liabilities	8,962		8,962	8,857		8,857

Total liabilities	283,693	(8)	283,685	274,528	(19)	274,509
Paid in capital	11,733		11,733	11,720		11,720
Retained earnings and other equity	26,556	(3,480)	23,076	27,963	(1,004)	26,959

Total equity	38,289	(3,480)	34,809	39,683	(1,004)	38,679

Total liabilities and equity	$321,982	$(3,488)	$318,494	$314,211	$(1,023)	$313,188

a.	Amount represents transition adjustment on adoption of a new U.S. GAAP guidance on derivatives and hedging on July 1, 2000.

Table 7: Condensed Statement of Income

In millions of U.S. dollars

	2011			2010
For the three months ended September 30,	Reported Basis	Adjustments	Fair Value net Income on a Comprehensive Basis[a]	Reported Basis	Adjustments	Fair Value net Income on a Comprehensive Basis[a]
Income from loans	$630		$630	$595		$595
Income from investments, net[b]	(83)		(83)	169		169
Equity duration extension swaps, net	286		286	278		278
Other income	81		81	67		67

Total income	914		914	1,109		1,109

Borrowing expenses	391		391	428		428
Administrative expenses including contributions to special programs	352		352	354		354
Provision for losses on loans and other exposures – increase	3	$(3)	—	27	$(27)	—

Total expenses	746	(3)	743	809	(27)	782

Operating income	168	3	171	300	27	327
Board of Governors-Approved Transfers	(595)		(595)	(55)		(55)
Fair value adjustment on non-trading portfolios, net[c]	(654)		(654)	(148)		(148)
Fair value adjustment on loans[d]		(2,529)	(2,529)		1,025	1,025
Changes to other comprehensive income		(266)	(266)		534	534

Net (Loss) Income	$(1,081)	$(2,792)	$(3,873)	$97	$1,586	$1,683

a.	Fair value net income on a comprehensive basis comprises net income on a reported basis, the additional fair value adjustment on the loan portfolio and changes to AOCI.
b.	Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.
c.	Excludes the fair value adjustment on loans which under the reported basis are not carried at fair value.
d.	Excludes the reversal of the provision for losses on loans and other exposures.

8    IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2011

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

CONDENSED QUARTERLY FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(UNAUDITED)

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2011 (Unaudited)	June 30, 2011 (Unaudited)
Assets
Due from banks—Note C
Unrestricted currencies	$3,709	$2,312
Currencies subject to restrictions	169	150

	3,878	2,462

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $122 million—September 30, 2011; $151 million—June 30, 2011)—Note C	30,342	32,598
Securities purchased under resale agreements—Note C	202	47
Derivative assets—Notes C, F and I
Investments	13,796	12,423
Client operations	32,245	31,978
Borrowings	100,773	97,199
Other assets/liabilities	4,471	3,111

	151,285	144,711

Loans outstanding—Notes D and I
Total loans	194,198	196,894
Less undisbursed balance	61,277	64,435

Loans outstanding (including a loan at fair value of $120 million—September 30, 2011; $139 million—June 30, 2011)	132,921	132,459
Less:
Accumulated provision for losses on loans	1,531	1,549
Deferred loan income	434	440

Net loans outstanding	130,956	130,470
Other assets—Notes A, C and I	5,319	3,923

Total assets	$321,982	$314,211

Liabilities
Borrowings—Note E	$138,461	$135,242
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Note C	2,860	2,184
Derivative liabilities—Notes C, F and I
Investments	14,064	13,275
Client operations	32,233	31,964
Borrowings	89,161	84,458
Other assets/liabilities	812	732

	136,270	130,429

Other liabilities—Notes A, C, D and I	6,102	6,673

Total liabilities	283,693	274,528

Equity
Capital stock—Note B
Authorized (2,307,600 shares—September 30, 2011 and June 30, 2011)
Subscribed (1,607,729 shares—September 30, 2011; 1,605,930—June 30, 2011)	193,948	193,732
Less uncalled portion of subscriptions	182,215	182,012

Paid-in capital	11,733	11,720
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(1,015)	(1,137)
Receivable amounts to maintain value of currency holdings	(47)	(52)
Deferred amounts to maintain value of currency holdings	712	848
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,642	29,723
Accumulated other comprehensive loss—Note J	(1,736)	(1,419)

Total equity	38,289	39,683

Total liabilities and equity	$321,982	$314,211

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

10    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2011	2010
Income
Loans—Note D	$630	$595
Investments-Trading, net—Note C	(83)	169
Equity duration extension swaps, net—Note F	286	278
Other—Notes A and I	81	67

Total income	914	1,109

Expenses
Borrowings	391	428
Administrative—Notes A, H and I	337	351
Contributions to special programs	15	3
Provision for losses on loans and other exposures—increase—Note D	3	27

Total expenses	746	809

Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	168	300
Fair value adjustment on non-trading portfolios, net—Notes D, E, F and K	(654)	(148)
Board of Governors-approved transfers—Note G	(595)	(55)

Net (loss) income	$(1,081)	$97

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011     11

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2011	2010
Net (loss) income	$(1,081)	$97
Other comprehensive (loss) income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	1	(4)
Amortization of unrecognized net actuarial gains	19	41
Amortization of unrecognized prior service credit	2	2
Currency translation adjustment	(339)	501

Total other comprehensive (loss) income	(317)	540

Comprehensive (loss) income	$(1,398)	$637

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2011	2010
Retained earnings at beginning of the fiscal year	$29,723	$28,793
Net (loss) income for the period	(1,081)	97

Retained earnings at end of the period	$28,642	$28,890

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

12    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2011	2010
Cash flows from investing activities
Loans
Disbursements	$(4,868)	$(7,166)
Principal repayments	2,322	2,409
Principal prepayments	8	3
Loan origination fees received	8	13
Other investing activities, net	(20)	(18)

Net cash used in investing activities	(2,550)	(4,759)

Cash flows from financing activities
Medium- and long-term borrowings
New issues	10,844	7,845
Retirements	(5,877)	(4,005)
Net short-term borrowings	(2,341)	(6,585)
Net derivatives—Borrowings	303	94
Net capital transactions	45	90

Net cash provided by (used in) financing activities	2,974	(2,561)

Cash flows from operating activities
Net (loss) income	(1,081)	97
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Fair value adjustment on non-trading portfolios, net	654	148
Depreciation and amortization	213	208
Provision for losses on loans and other exposures—increase	3	27
Changes in:
Investments—Trading, net	1,276	6,559
Other assets and liabilities	(85)	(89)

Net cash provided by operating activities	980	6,950

Effect of exchange rate changes on unrestricted cash	(7)	7

Net increase (decrease) in unrestricted cash	1,397	(363)
Unrestricted cash at beginning of the fiscal year	2,312	1,581

Unrestricted cash at end of the period	$3,709	$1,218

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(2,080)	$2,655
Investment portfolio	13	217
Borrowing portfolio	(1,611)	2,101
Capitalized loan origination fees included in total loans	13	12
Interest paid on Borrowing portfolio	77	49

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011     13

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2011 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2011 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, effective the quarter ended September 30, 2011, as part of the move toward a more integrated reporting of IBRD’s trust fund activities and as permitted under U.S. GAAP, certain income and the related expenses pertaining to IBRD-executed trust funds are now presented on a gross basis; previously these amounts were presented on a net basis. For the three months ended September 30, 2010, the impact of this change was an increase in Other Income of $54 million, and a corresponding increase in Administrative Expenses. In line with the change in reporting of trust funds related expenses, IBRD has also changed the presentation of income and expenses jointly earned and incurred with the International Development Association (IDA), respectively. Previously, IBRD allocated IDA’s share of both income and expenses through Administrative Expenses on a net basis. Under the new presentation, IBRD now reflects IDA’s share of these amounts on a gross basis. For the three months ended September 30, 2010, the impact of this change was a decrease in Other Income of $34 million, and a corresponding decrease in Administrative Expenses. These changes in presentation had no effect on IBRD’s income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers, or Net income for the three months ended September 30, 2010.

In addition, IBRD now recognizes on its balance sheet all undisbursed contributions made by third party donors to IBRD-executed trust funds. The impact of this change in presentation on the June 30, 2011 balance sheet was an increase in Other Assets of $340 million and a corresponding increase in Other Liabilities and had no effect on IBRD’s Equity.

Accounting and Reporting Developments

In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, became law. These Acts seek to reform the U.S. health care system and their various provisions will become effective over the next eight years. While the Acts have no impact on IBRD as of September 30, 2011, IBRD continues to evaluate the potential future implications of these Acts.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law in the United States. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development of these rules, no impact on IBRD has been determined as of September 30, 2011. IBRD continues to evaluate the potential future implications of the Act.

In April 2011, the FASB issued ASU 2011-02, Receivables: A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The ASU clarifies criteria to be considered in evaluating whether a restructuring of a receivable constitutes a troubled debt restructuring. For IBRD, this ASU was effective this quarter. As it is IBRD’s practice not to restructure its loans, this ASU had no impact on its financial statements.

In April 2011, the FASB issued ASU 2011-03, Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. The ASU changes the assessment of effective control by focusing on the transferor’s contractual rights and obligations and removing the criterion to assess its ability to exercise those rights or honor those obligations. For IBRD, this ASU is effective for the first interim or annual period

14    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

beginning on or after December 15, 2011. IBRD currently accounts for all transfers of securities as secured borrowings and is therefore not expected to be affected by this ASU.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS. While many of the amendments relate to the harmonization of terminology and are not expected to significantly impact current practice, some of the amendments change the existing fair value measurement and disclosure requirements. For IBRD, this ASU is effective for interim and annual periods beginning after December 15, 2011. IBRD is currently evaluating the impact by this ASU on its financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The ASU requires comprehensive income to be reported in either a single statement or in two consecutive statements. The ASU does not change what items are reported in other comprehensive income or existing requirements to reclassify items from other comprehensive income to net income. For IBRD, this ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. IBRD is currently evaluating the impact by this ASU on its financial statements.

NOTE B—CAPITAL STOCK

At September 30, 2011, IBRD’s capital stock comprised 2,307,600 authorized shares (2,307,600—June 30, 2011) of which 1,607,729 shares (1,605,930—June 30, 2011) were subscribed.

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital for the three months ended September 30, 2011 and for the fiscal year ended June 30, 2011:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2010	$189,943	$(178,451)	$11,492
General capital increase	3,438	(3,231)	207
Selective capital increase	351	(330)	21

As of June 30, 2011	$193,732	$(182,012)	$11,720
General capital increase	160	(150)	10
Selective capital increase	56	(53)	3

As of September 30, 2011	$193,948	$(182,215)	$11,733

NOTE C—INVESTMENTS

IBRD manages its investments in two portfolios: a liquid asset portfolio and a Long-Term Income Portfolio (LTIP), both of which are designated as trading portfolios.

The investment securities held by IBRD are carried and reported at fair value, or at face value which approximates fair value. As of September 30, 2011, the majority of the Investments-Trading is comprised of government and agency obligations and time deposits (52% and 34% respectively), with almost all the instruments in the Investments-Trading being classified as Level 1 or Level 2 for the purposes of the fair value hierarchy classification.

A summary of IBRD’s trading portfolio at September 30, 2011 and June 30, 2011, is as follows:

In millions of U.S. dollars

	Carrying Value
	September 30, 2011	June 30, 2011
Investments—Trading
Equity securities	$749	$833
Government and agency obligations	15,725	14,101
Time deposits	10,400	14,057
Asset-backed securities	3,468	3,607

Total	$30,342	$32,598

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)     15

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of September 30, 2011 and June 30, 2011:

In millions of U.S. dollars

	Carrying Value
	September 30, 2011	June 30, 2011
Investments—Trading	$30,342	$32,598
Securities purchased under resale agreements	202	47
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(2,860)	(2,184)
Derivative assets
Currency forward contracts	6,488	6,529
Currency swaps	7,177	5,823
Interest rate swaps	130	71
Other[a]	1	*

Total	13,796	12,423

Derivative liabilities
Currency forward contracts	(6,237)	(6,603)
Currency swaps	(7,528)	(6,469)
Interest rate swaps	(299)	(202)
Other[a]	*	(1)

Total	(14,064)	(13,275)

Cash held in investment portfolio[b]	3,373	1,952
Receivable from investment securities traded[c]	375	83
Payable for investment securities purchased[d]	(682)	(1,320)

Net Investment Portfolio	$30,482	$30,324

a.	These relate to Mortgage-Backed Securities To-Be-Announced (TBA securities).
b.	This amount is included in Unrestricted Currencies under Due from Banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risk in the investment portfolio. For details regarding these instruments, see note F—Derivative Instruments.

As of September 30, 2011, there were no short sales included in Other Liabilities on the Condensed Balance Sheet (Nil—June 30, 2011).

For the three months ended September 30, 2011, IBRD included $145 million of unrealized losses in income (unrealized gains of $89 million—three months ended September 30, 2010).

16    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and June 30, 2011:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of September 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$749	$—	$—	$749
Government and agency obligations	2,697	13,028	—	15,725
Time deposits	2,150	8,250	—	10,400
Asset-backed securities	—	3,459	9	3,468

Total Investments – Trading	5,596	24,737	9	30,342
Securities purchased under resale agreements	202	—	—	202
Derivative assets-Investments
Currency forward contracts	—	6,488	—	6,488
Currency swaps	—	7,177	—	7,177
Interest rate swaps	—	130	—	130
Other[a]	—	1	—	1

Total Derivative assets-Investments	—	13,796	—	13,796

Total	$5,798	$38,533	$9	$44,340

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[b]	$—	$174	$—	$174
Derivative liabilities-Investments
Currency forward contracts	—	6,237	—	6,237
Currency swaps	—	7,528	—	7,528
Interest rate swaps	—	299	—	299
Other[a]	—	*	—	*

Total Derivative liabilities-Investments	—	14,064	—	14,064

Total	$—	$14,238	$—	$14,238

a.	These relate to TBA securities.
b.	Excludes $2,686 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$833	$—	$—	$833
Government and agency obligations	1,671	12,430	—	14,101
Time deposits	2,601	11,456	—	14,057
Asset-backed securities	—	3,594	13	3,607

Total Investments – Trading	$5,105	$27,480	$13	$32,598

Securities purchased under resale agreements	14	33	—	47
Derivative assets-Investments
Currency forward contracts	—	6,529	—	6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

Total Derivative assets-Investments	—	12,423	—	12,423

Total Assets	$5,119	$39,936	$13	$45,068

Liabilities:
Securities sold under repurchase agreements and securities lent under security lending agreements[b]	$—	$246	$—	$246
Derivative liabilities-Investments
Currency forward contracts	—	6,603	—	6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

Total Derivative liabilities-Investments	—	13,275	—	13,275

Total Liabilities	$—	$13,521	$—	$13,521

a.	These relate to TBA securities.
b.	Excludes $1,938 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)     17

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 Investments – Trading assets during the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Investments–Trading Asset-backed securities
	Three Months Ended September 30,
	2011		2010
Beginning of the fiscal year	$13		$18
Total realized/unrealized gains or (losses) in:
Net income	(*	)	1
Purchases	*		—
Sales/Settlements	(*	)	(1)
Transfers (out) in, net	(4)		(3)

End of the period	$9		$15

*	Indicates amount less than $0.5 million.

The following table provides information on the unrealized gains or losses included in income for the three months ended September 30, 2011 and September 30, 2010, relating to IBRD’s Level 3 Investments – Trading assets still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized (Losses) Gains	2011	2010
Condensed Statement of Income location
Investments – Trading, net	$(1)	$1

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Investments–Trading Asset-backed securities
	Three Months Ended September 30,
	2011		2010
	Level 2	Level 3	Level 2	Level 3
Transfers Into (out of)	$7	$(7)	$(7)	$7
Transfers (out of) into	(3)	3	10	(10)

	$4	$(4)	$3	$(3)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, time deposits are reported at face value which approximates fair value.

Securities purchased under resale agreements and Securities sold under agreements to repurchase

These securities are reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is a party to a variety of financial transactions, certain of which involve elements of commercial credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The following is a summary of the collateral received by IBRD as of September 30, 2011 and June 30, 2011:

In millions of U.S. dollars

	September 30, 2011	June 30, 2011
Collateral received
Cash	$2,686	$1,938
Securities	11,762	11,841

Total collateral received	$14,448	$13,779

Collateral permitted to be repledged	$14,448	$13,779
Amount of collateral repledged	—	—

18    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	September 30, 2011	June 30, 2011	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$122	$151	Included under Investments-Trading on the Condensed Balance Sheet
Liabilities relating to securities transferred under repurchase or securities lending agreements	$174	$212	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

At September 30, 2011, the liabilities relating to securities transferred under repurchase agreements included $52 million ($59 million—June 30, 2011) of repurchase agreement trades that had not been settled at that date. Of this amount, $42 million ($44 million—June 30, 2011) represented replacement trades entered into in anticipation of maturing trades.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of September 30, 2011, IBRD had received securities with a fair value of $202 million ($47 million—June 30, 2011). None of these securities had been transferred under repurchase or securities lending agreements as of that date ($33 million—June 30, 2011).

NOTE D—lOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are normally made to, or guaranteed by member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. With the exception of one loan which is carried and reported at fair value, all loans are carried and reported at amortized cost.

Of the total loans outstanding as of September 30, 2011, 82% were to Latin America and the Caribbean, Europe and Central Asia and East Asia and Pacific regions, combined. Based on IBRD’s internal quality indicators, the majority of loans outstanding are in the Medium risk and High risk classes.

As of September 30, 2011, only 0.3% of IBRD’s loans outstanding were in nonaccrual status and were all related to one borrower. IBRD’s total provision for losses on accrual and nonaccrual loans accounted for 1.2% of the total loans outstanding.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)     19

IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

The following table provides an aging analysis of IBRD’s loans as at September 30, 2011 and June 30, 2011:

In millions of U.S. dollars

	September 30, 2011
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,585	$14,585
Medium	—	—	—	—	—	—	69,600	69,600
High	1	—	—	—	—	1	48,151	48,152

Loans in accrual status[a]	1	—	—	—	—	1	132,336	132,337
Default - Loans in nonaccrual status[a]	5	—	8	2	414	429	35	464
Loan at fair value[b]	—	—	—	—	—	—	120	120

Total	$6	$—	$8	$2	$414	$430	$132,491	$132,921

In millions of U.S. dollars

	June 30, 2011
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$14,763	$14,763
Medium	—	—	—	—	—	—	68,737	68,737
High	6	—	—	—	—	6	48,348	48,354

Loans in accrual status[a]	6	—	—	—	—	6	131,848	131,854
Loans in nonaccrual status[a]	—	—	2	15	400	417	49	466
Loan at fair value[b]	—	—	—	—	—	—	139	139

Total	$6	$—	$2	$15	$400	$423	$132,036	$132,459

a.	At amortized cost
b.	For the loan that is reported at fair value, and which is in accrual status, credit risk assessment is incorporated in the determination of fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

20    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures for the three months ended September 30, 2011, and for the fiscal year ended June 30, 2011, are summarized below:

In millions of U.S. dollars

	September 30, 2011			June 30, 2011
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,549	$29	$1,578	$1,553	$23	$1,576
Net increase (decrease) in provision	1	2	3	(50)	5	(45)
Translation adjustment	(19)	—	(19)	46	1	47

Accumulated provision, end of the period/fiscal year	$1,531	$31	$1,562	$1,549	$29	$1,578

Composed of accumulated provision for losses on:
Loans in accrual status	$1,299			$1,316
Loans in nonaccrual status	232			233

Total	$1,531			$1,549

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$132,337			$131,854
Loans at amortized cost in nonaccrual status	464			466
Loan at fair value in accrual status	120			139

Total	$132,921			$132,459

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for losses on loans	Provision for losses on loans and other exposures
Other (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ derivatives	Derivative assets – Client operations	Provision for losses on loans and other exposures

Overdue Amounts

It is the policy of IBRD to place in nonaccrual status all loans and other exposures made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if development credits and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to or guaranteed by that member government, will also be placed in nonaccrual status by IBRD. On the date a member’s loans and other exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the income of the current period. Interest and other charges on nonaccruing exposures are included in income only to the extent that payments have been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision on the restoration of accrual status is made on a case-by-case basis and in certain cases that decision may be deferred until a suitable period of payment performance has passed.

At September 30, 2011, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2011 and June 30, 2011, and for the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	September 30, 2011	June 30, 2011
Recorded investment in nonaccrual loans[a]	$464	$466
Accumulated provision for loan losses on nonaccrual loans	232	233
Average recorded investment in nonaccrual loans for the period/fiscal year	465	463
Overdue amounts of nonaccrual loans of which:	726	701
Principal	429	417
Interest and charges	297	284

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars

	Three Months Ended September 30,
	2011	2010
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED) 21

During the three months ended September 30, 2011 and September 30, 2010, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Information relating to the sole borrowing member with loans or other exposures in nonaccrual status at September 30, 2011 is as follows:

In millions of U.S. dollars

Borrower	Principal outstanding	Principal, Interest and Charges overdue	Nonaccrual since
Zimbabwe	$464	$726	October 2000

Guarantees

Guarantees of $1,849 million were outstanding at September 30, 2011 ($1,969 million—June 30, 2011). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included on the Condensed Balance Sheet. These guarantees have original maturities ranging between 2.5 and 20 years, and expire in decreasing amounts through 2029.

At September 30, 2011, liabilities of $54 million ($56 million—June 30, 2011), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $18 million ($18 million—June 30, 2011).

During the three months ended September 30, 2011, and September 30, 2010, no guarantees provided by IBRD were called.

Waivers of Loan Charges

The reduction in net income for the three months ended September 30, 2011 and September 30, 2010 resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars

	Three Months Ended September 30,
	2011	2010
Interest waivers	$37	$40
Commitment charge waivers	8	12
Loan origination fee waivers	7	4

Total	$52	$56

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on determination of the contribution to the net income from individual borrowers.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2011, loans to one country generated in excess of 10 percent of total loan income; this amounted to $64 million.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three months ended September 30, 2011, and September 30, 2010, is presented in the following table:

In millions of U.S. dollars

	September 30, 2011		September 30, 2010
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,414	$2	$834	$2
East Asia and Pacific	26,206	118	24,757	128
Europe and Central Asia	37,359	174	35,568	128
Latin America and the Caribbean	45,141	262	44,803	267
Middle East and North Africa	9,832	47	8,813	41
South Asia	12,919	26	12,706	28
Other[a]	50	1	50	1

Total	$132,921	$630	$127,531	$595

a.	Represents loans to IFC, an affiliated organization.

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan for the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Three Months Ended September 30,
	2011	2010
Beginning of the fiscal year	$139	$109
Total unrealized (losses) gains in:
Net income	(9)	7
Other comprehensive income	(10)	3

End of the period	$120	$119

22    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

The following table reflects the fair value adjustment on the loan and provides information on the unrealized gains or losses relating to IBRD’s Level 3 loan, included in income for the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized (Losses) Gains	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(11)	$4

The table below presents the fair value of all IBRD’s loans along with their respective carrying amounts as of September 30, 2011 and June 30, 2011:

In millions of U.S. dollars

	September 30, 2011		June 30, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$130,956	$127,468	$130,470	$129,447

Valuation Methods and Assumptions

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of September 30, 2011 and June 30, 2011, the carrying value includes one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond. All other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a range of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As at September 30, 2011, the majority of the instruments in the portfolio were classified as Level 2, for the purposes of the fair value hierarchy classification.

The following table summarizes IBRD’s borrowings portfolio after derivatives as of September 30, 2011 and June 30, 2011:

In millions of U.S. dollars

	September 30, 2011	June 30, 2011
Borrowings	$138,461	$135,242
Currency swaps, net	(8,785)	(9,858)
Interest rate swaps, net	(2,827)	(2,883)

	$126,849	$122,501

IBRD uses derivative contracts to modify the interest rate and/or currency characteristics of the borrowing portfolio. For details regarding Currency swaps and Interest rate swaps, see Note F—Derivative Instruments.

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of September 30, 2011 and June 30, 2011 is as follows:

In millions of U.S. dollars

	September 30, 2011	June 30, 2011
Level 1	$—	$—
Level 2	126,032	122,826
Level 3	12,429	12,416

	$138,461	$135,242

A summary of changes in the fair value of IBRD’s Level 3 borrowings during the three months ended September 30, 2011 and September 30, 2010 is presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
	2011	2010
Beginning of the fiscal year	$12,416	$12,087
Total unrealized (gains) losses in:
Net income	304	115
Other comprehensive income	383	735
Issuances	1	111
Settlements	(630)	(338)
Transfers (out) in, net	(45)	(6)

End of the period	$12,429	$12,704

Information on the unrealized gains or losses included in income for the three months ended September 30, 2011 and September 30, 2010, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(288)	$(109)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)     23

The following table provides information on the unrealized gains or losses included in income for the three months ended September 30, 2011 and September 30, 2010, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$(3,626)	$(1,244)

During the three months ended September 30, 2011, IBRD’s credit spreads relative to LIBOR (London Interbank Offered Rate) remained largely unchanged.

During the three months ended September 30, 2010, IBRD experienced improvements in its credit spreads, as a result of improved market conditions. The estimated financial effects on the fair value of debt issued and outstanding as of September 30, 2010 were unrealized losses of $223 million. These amounts were determined using observable changes in IBRD’s credit spreads.

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Three Months Ended September 30,
	2011		2010
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$45	$(45)	$6	$(6)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2011	$138,461	$143,797	$(5,336)
June 30, 2011	$135,242	$144,323	$(9,081)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized below:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

24    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures contracts	Manage currency and interest rate risks in the portfolio

Borrowings	Currency swaps, interest rate swaps, structured swaps	Manage repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD engages in an equity duration extension strategy which employs interest rate swaps to increase the duration of its equity from approximately three months to approximately four years. This strategy seeks to increase the stability of operating income by taking a greater exposure to long-term interest rates.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-

risk related contingent features that are in a liability position on September 30, 2011 is $341 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on September 30, 2011, the amount of collateral that IBRD would need to post would be $57 million.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of September 30, 2011 and June 30, 2011:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars

	Derivative assets				Derivative liabilities
	Condensed Balance Sheet location	September 30, 2011	June 30, 2011		Condensed Balance Sheet location	September 30, 2011	June 30, 2011
Derivatives not designated as hedging instruments
Options and Futures contracts– Investments	Other assets	$—	$	*	Other liabilities	$2	$—
Interest rate swaps	Derivative assets	11,659		7,635	Derivative liabilities	5,587	2,708
Currency swaps[a]	Derivative assets	139,625		137,076	Derivative liabilities	130,683	127,720
Other[b]	Derivative assets	1		*	Derivative liabilities	*	1

Total Derivatives		$151,285		$144,711		$136,272	$130,429

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)     25

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars

Type of contract	September 30, 2011	June 30, 2011
Investments
Interest rate swaps and swaptions
Notional principal	$6,947	$6,889
Credit exposure	130	71
Currency swaps (including currency forward contracts)
Credit exposure	422	23
Exchange traded Options and Futures contracts[a]
Notional long position	626	638
Notional short position	219	88
Other derivatives[b]
Notional long position	164	169
Notional short position	—	4
Credit exposure	1	*

Client operations
Interest rate swaps
Notional principal	23,683	23,406
Credit exposure	1,615	499
Currency swaps
Credit exposure	1,393	1,354

Borrowing portfolio
Interest rate swaps
Notional principal	139,171	130,089
Credit exposure	6,575	4,885
Currency swaps
Credit exposure	14,385	15,758

Other derivatives
Interest rate swaps
Notional principal	37,590	38,032
Credit exposure	4,016	2,589
Currency swaps
Credit exposure	253	214

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All outstanding options and future contracts as of September 30, 2011 and June 30, 2011 are interest rate contracts.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following table provides information on the location and amount of gains and losses on the non-trading derivatives during the three months ended September 30, 2011 and September 30, 2010 and their location on the Condensed Statement of Income:

In millions of U.S. dollars

		Three Months Ended September 30,
	Condensed Statement of Income location	Gains (Losses)
		2011	2010
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$1,233	$849
Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	1,750	243

Total		$2,983	$1,092

a.	For alternative disclosures about trading derivatives, see the following table.

26    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, listed equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the Investments–Trading portfolio and their location on the Condensed Statement of Income during the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Three Months Ended September 30
	Investments–Trading, net
Condensed Statement of Income location	(Losses) Gains
	2011	2010
Type of instrument
Fixed income	$(8)	$46
Equity	(125)	62

Total	$(133)	$108

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2011 and June 30, 2011 is as follows:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of September 30, 2011
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,488	$—	$6,488
Currency swaps	—	7,177	—	7,177
Interest rate swaps	—	130	—	130
Other[a]	—	1	—	1

	—	13,796	—	13,796

Client operations
Currency swaps	—	30,777	—	30,777
Interest rate swaps	—	1,468	—	1,468

	—	32,245	—	32,245

Borrowings
Currency swaps	—	80,070	14,304	94,374
Interest rate swaps	—	6,367	32	6,399

	—	86,437	14,336	100,773

Other assets/liabilities
Currency swaps	—	809	—	809
Interest rate swaps	—	3,662	—	3,662

	—	4,471	—	4,471

Total derivative assets	$—	$136,949	$14,336	$151,285

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,237	$—	$6,237
Currency swaps	—	7,528	—	7,528
Interest rate swaps	—	299	—	299
Other[a]	—	*	—	*

	—	14,064	—	14,064

Client operations
Currency swaps	—	30,773	—	30,773
Interest rate swaps	—	1,460	—	1,460

	—	32,233	—	32,233

Borrowings
Currency swaps	—	73,235	12,354	85,589
Interest rate swaps	—	3,543	29	3,572

	—	76,778	12,383	89,161

Other assets/liabilities
Currency swaps	—	556	—	556
Interest rate swaps	—	256	—	256

	—	812	—	812

Total derivative liabilities	$—	$123,887	$12,383	$136,270

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)     27

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis As of June 30, 2011
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$6,529	$—	$6,529
Currency swaps	—	5,823	—	5,823
Interest rate swaps	—	71	—	71
Other[a]	—	*	—	*

	—	12,423	—	12,423

Client operations
Currency swaps	—	31,550	—	31,550
Interest rate swaps	—	428	—	428

	—	31,978	—	31,978

Borrowings
Currency swaps	—	78,254	14,152	92,406
Interest rate swaps	—	4,736	57	4,793

	—	82,990	14,209	97,199

Other assets/liabilities
Currency swaps	—	768	—	768
Interest rate swaps	—	2,343	—	2,343

	—	3,111	—	3,111

Total derivative assets	$—	$130,502	$14,209	$144,711

Derivative Liabilities:
Investments
Currency forward contracts	$—	$6,603	$—	$6,603
Currency swaps	—	6,469	—	6,469
Interest rate swaps	—	202	—	202
Other[a]	—	1	—	1

	—	13,275	—	13,275

Client operations
Currency swaps	—	31,545	—	31,545
Interest rate swaps	—	419	—	419

	—	31,964	—	31,964

Borrowings
Currency swaps	—	69,699	12,849	82,548
Interest rate swaps	—	1,893	17	1,910

	—	71,592	12,866	84,458

Other assets/liabilities
Currency swaps	—	555	—	555
Interest rate swaps	—	177	—	177

	—	732	—	732

Total derivative liabilities	$—	$117,563	$12,866	$130,429

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Three Months Ended September 30,
	2011			2010
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$1,303	$40	$1,343	$714	$(9)	$705
Total realized/unrealized gains (losses) in:
Net income	439	(37)	402	102	26	128
Other comprehensive income	429	—	429	725	—	725
Issuances	(5)	—	(5)	(* )	*	(* )
Settlements	(199)	—	(199)	(99)	—	(99)
Transfers (out) in, net	(17)	—	(17)	(2)	—	(2)

End of the period	$1,950	$3	$1,953	$1,440	$17	$1,457

*	Indicates amount less than $0.5 million.

28    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

Unrealized gains or losses included in income for the three months ended September 30, 2011 and September 30, 2010, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars

	Three Months Ended September 30,
Unrealized Gains (Losses)	2011	2010
Condensed Statement of Income location
Fair value adjustment on non-trading portfolios, net	$377	$128

The table below provides the details of all inter-level transfers during the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Three Months Ended September 30,
	2011		2010
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfers into (out of)	$17	$(17)	$2	$(2)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, LTIP adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On July 20, 2011, IBRD’s Board of Governors approved the immediate transfer of $75 million from

Surplus to the Trust Fund for South Sudan, by the way of grant.

On August 4, 2011, IBRD’s Executive Directors approved the allocation of $401 million of the net income earned in the fiscal year ended June 30, 2011 to the General Reserve. In addition, the Executive Directors also approved a reduction in Pension Reserve by $86 million, an increase in Restricted Retained Earnings by $4 million and an increase in LTIP Reserve by $109 million.

On September 23, 2011, IBRD’s Board of Governors approved the transfer of $520 million to IDA and $75 million to Surplus, from the net income earned in the fiscal year ended June 30, 2011. The transfer to IDA was made on September 27, 2011.

Retained earnings comprise the following elements at September 30, 2011 and June 30, 2011:

In millions of U.S. dollars

	September 30, 2011	June 30, 2011
Special Reserve	$293	$293
General Reserve[a]	26,351	25,951
Pension Reserve	1,162	1,248
Surplus	227	227
LTIP Reserve	225	116
Cumulative fair value adjustments[b]	857	437
Unallocated Net (Loss) Income	(486)	1,442
Restricted Retained Earnings	13	9

Total	$28,642	$29,723

a.	May differ from the sum of individual figures due to rounding.
b.	Applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEBP is included in Administrative Expenses.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)     29

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Three Months Ended September 30,
	2011			2010
	SRP	RSBP	PEBP	SRP	RSBP		PEBP
Benefit Costs
Service cost	$76	$16	$5	$69	$14		$5
Interest cost	154	25	7	157	26		7
Expected return on plan assets	(194)	(26)	—	(182)	(24)		—
Amortization of prior service cost (credit)	2	—	*	2	(*	)	*
Amortization of unrecognized net loss	8	6	5	29	9		3

Net periodic pension cost of which:	$46	$21	$17	$75	$25		$15

IBRD’s Share	$22	$10	$8	$36	$12		$7
IDA’s Share	$24	$11	$9	$39	$13		$8

*	Indicates amount less than $0.5 million.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

At September 30, 2011 and June 30, 2011, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars

	September 30, 2011
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$309	$9,412	$(9,371)	$(1,002)	$(652)
IFC	50	29	—	—	(102)	(23)
MIGA	—	3	—	—	(5)	(2)

	$50	$341	$9,412	$(9,371)	$(1,109)	$(677)

In millions of U.S. dollars

	June 30, 2011
	Loans	Administrative Services	Derivative Transactions[a]		Pension and Other Postretirement Benefits	Total
			Receivable	Payable
IDA	$—	$370	$9,893	$(9,886)	$(999)	$(622)
IFC	50	32	—	—	(100)	(18)
MIGA	—	3	—	—	(5)	(2)

	$50	$405	$9,893	$(9,886)	$(1,104)	$(642)

a.	For details on derivative transactions relating to the client operations, see Note F—Derivative Instruments.

The receivables (payables to) from these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At September 30, 2011 and June 30, 2011, the loan balance under this facility amounted to $50 million at a fixed interest rate of 3.96%. This loan is not eligible for interest waivers.

Administrative expenses

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and

30    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

amounts are settled quarterly. For the three months ended September 30, 2011, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $301 million ($316 million—three months ended September 30, 2010).

Other income

Income jointly earned by IBRD and IDA is allocated based on the same agreed cost sharing ratio that is used to allocate administrative expenses. Amounts are settled quarterly. For the three months ended September 30, 2011, IBRD’s other income is net of income allocated to IDA of $37 million ($34 million—three months ended September 30, 2010).

For the three months ended September 30, 2011 and September 30, 2010, the amount of fee revenue associated with services provided to other affiliated organizations is included in

Other Income on the Condensed Statement of Income, as follows:

In millions of U.S. dollars

	Three Months Ended September 30,
	2011	2010
Fees charged to IFC	$7	$7
Fees charged to MIGA	1	1

NOTE J—COMPREHENSIVE INCOME / LOSS

Comprehensive income comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 2011 and September 30, 2010:

In millions of U.S. dollars

	Three months Ended September 30, 2011
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$1,016	$500	$(521)	$(2,385)	$(29)	$(1,419)
Changes from period activity	(339)	—	1	19	2	(317)

Balance, end of the period	$677	$500	$(520)	$(2,366)	$(27)	$(1,736)

In millions of U.S. dollars

	Three months Ended September 30, 2010
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle, Net[a]	Reclassification[a]	Unrecognized Net Actuarial (Loss) Gain on Benefit Plans	Unrecognized Net Prior Service (Cost) Credit on Benefit Plans	Total Accumulated Other Comprehensive Loss
Balance, beginning of the fiscal year	$223	$500	$(510)	$(3,219)	$(37)	$(3,043)
Changes from period activity	501	—	(4)	41	2	540

Balance, end of the period	$724	$500	$(514)	$(3,178)	$(35)	$(2,503)

a.	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)     31

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2011 and June 30, 2011.

In millions of U.S. dollars

	September 30, 2011			June 30, 2011
	Carrying Value	Fair Value		Carrying Value	Fair Value
Due from Banks	$3,878	$3,878		$2,462	$2,462
Investments	30,544	30,544		32,645	32,645
Net Loans Outstanding	130,956	127,468		130,470	129,447
Derivative Assets
Investments	13,796	13,796		12,423	12,423
Client operations	32,245	32,245		31,978	31,978
Borrowings	100,773	100,773		97,199	97,199
Other assets/liabilities	4,471	4,471		3,111	3,111
Borrowings	138,461	138,453	[a]	135,242	135,223	[a]
Derivative Liabilities
Investments	14,064	14,064		13,275	13,275
Client operations	32,233	32,233		31,964	31,964
Borrowings	89,161	89,161		84,458	84,458
Other assets/liabilities	812	812		732	732

a.	Includes $8 million ($19 million—June 30, 2011) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of September 30, 2011 and June 30, 2011, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions of the following items refer to the respective notes as follows:

Investments: See Note C

Loans and other exposures: See Note D

Borrowings: See Note E

Derivative instruments: See Notes C and F

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Fair Value Adjustment on Non-Trading Portfolios, Net

The following table reflects the components of the fair value adjustment on non-trading portfolios, net, for the three months ended September 30, 2011 and September 30, 2010.

In millions of U.S. dollars

	Three months Ended September 30,
	2011	2010
Fair value adjustments, net—(losses) gains:
Borrowings—Note E	$(3,626)	$(1,244)
Derivatives—Note F
Borrowings derivatives[a]	1,718	436
Other assets/liabilities derivatives	1,264	656
Client operations derivatives	1	(* )
Loan—Note D	(11)	4

Total	$(654)	$(148)

a.	Includes derivatives associated with loan portfolio which are used to manage the repricing risks between loans and borrowings.
*	Indicates amount less than $0.5 million.

32    IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2011 (UNAUDITED)

KPMG LLP 2001 M Street, NW Washington, DC 20036-3389

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2011, the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month periods ended September 30, 2011 and 2010. These condensed financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2011, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 4, 2011, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2011 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

November 9, 2011

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 1 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0115AUD04.22	0000010828	AUD	23,000,000.00	24,531,800.00	06-Jul-2011	04-Aug-2011	15-Jan-2015
BOND/SELL AUD/IBRD/GDIF/0814AUD04.09	0000010852	AUD	30,000,000.00	32,473,500.00	25-Jul-2011	15-Aug-2011	15-Aug-2014
BOND/SELL AUD/IBRD/GDIF/0215AUD03.92	0000010866	AUD	15,000,000.00	16,404,750.00	29-Jul-2011	25-Aug-2011	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00	0000010922	AUD	25,000,000.00	26,205,000.00	24-Aug-2011	31-Aug-2011	15-Feb-2017
BOND/SELL AUD/IBRD/GDIF/0314AUD03.37	0000010931	AUD	30,000,000.00	31,395,000.00	25-Aug-2011	15-Sep-2011	17-Mar-2014
BOND/SELL AUD/IBRD/GDIF/0315AUD03.32	0000010921	AUD	15,000,000.00	15,723,000.00	24-Aug-2011	21-Sep-2011	17-Mar-2015
BOND/SELL AUD/IBRD/GDIF/0914AUDSTR01	0000010959	AUD	250,000,000.00	257,300,000.00	13-Sep-2011	23-Sep-2011	23-Sep-2014
BOND/SELL AUD/IBRD/GDIF/0915AUD03.73	0000010938	AUD	4,000,000.00	4,279,000.00	02-Sep-2011	28-Sep-2011	28-Sep-2015
BOND/SELL AUD/IBRD/GDIF/0914AUDSTR02	0000010964	AUD	250,000,000.00	258,937,500.00	16-Sep-2011	29-Sep-2011	29-Sep-2014
BOND/SELL AUD/IBRD/GDIF/1021AUD04.45	0000010978	AUD	10,000,000.00	9,776,500.00	26-Sep-2011	05-Oct-2011	06-Oct-2021
BOND/SELL AUD/IBRD/GDIF/1014AUDSTR01	0000010982	AUD	100,000,000.00	99,380,000.00	28-Sep-2011	14-Oct-2011	14-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1014AUD03.26	0000010977	AUD	30,000,000.00	29,329,500.00	26-Sep-2011	17-Oct-2011	17-Oct-2014
BOND/SELL AUD/IBRD/GDIF/0415AUD03.18	0000010972	AUD	15,000,000.00	14,731,500.00	22-Sep-2011	24-Oct-2011	16-Apr-2015

Total By Currency				820,467,050.00

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0213BRL09.25	0000010825	BRL	50,000,000.00	31,942,758.58	06-Jul-2011	13-Jul-2011	22-Feb-2013
BOND/SELL BRL/IBRD/GDIF/0814BRL08.04	0000010848	BRL	200,000,000.00	127,754,710.95	21-Jul-2011	25-Aug-2011	28-Aug-2014
BOND/SELL BRL/IBRD/GDIF/0913BRL06.00	0000010968	BRL	101,000,000.00	56,120,464.52	20-Sep-2011	30-Sep-2011	30-Sep-2013

Total By Currency				215,817,934.05

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0821CAD03.00	0000010851	CAD	10,000,000.00	10,555,760.81	25-Jul-2011	08-Aug-2011	09-Aug-2021

Total By Currency				10,555,760.81

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/1213CLP04.25	0000010865	CLP	30,000,000,000.00	65,674,255.69	28-Jul-2011	08-Aug-2011	18-Dec-2013

Total By Currency				65,674,255.69

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 2 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Euro Currency
BOND/SELL EUR/IBRD/GDIF/0716EUR02.25	0000010821	EUR	20,000,000.00	28,950,000.00	05-Jul-2011	13-Jul-2011	13-Jul-2016

Total By Currency				28,950,000.00

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0731JPYSTR09	0000010819	JPY	100,000,000.00	1,238,160.09	01-Jul-2011	21-Jul-2011	22-Jul-2031
BOND/SELL JPY/IBRD/GDIF/0741JPYSTR	0000010833	JPY	500,000,000.00	6,142,506.14	08-Jul-2011	25-Jul-2011	26-Jul-2041
BOND/SELL JPY/IBRD/GDIF/0821JPY00.3725	0000010856	JPY	30,000,000,000.00	385,777,663.47	27-Jul-2011	03-Aug-2011	03-Aug-2021
BOND/SELL JPY/IBRD/GDIF/0820JPY00.206	0000010870	JPY	30,000,000,000.00	387,797,311.27	02-Aug-2011	17-Aug-2011	17-Aug-2020
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR20	0000010910	JPY	100,000,000.00	1,307,531.38	19-Aug-2011	08-Sep-2011	08-Sep-2031
BOND/SELL JPY/IBRD/GDIF/0921JPY0.20125	0000010970	JPY	10,000,000,000.00	130,710,411.08	20-Sep-2011	28-Sep-2011	28-Sep-2021

Total By Currency				912,973,583.45

Malaysian Ringgit
BOND/SELL MYR/IBRD/GDIF/0613MYR01.75	0000010872	MYR	35,000,000.00	11,794,439.76	03-Aug-2011	10-Aug-2011	24-Jun-2013
BOND/SELL MYR/IBRD/GDIF/0613MYR01.75	0000010914	MYR	35,000,000.00	11,802,394.20	22-Aug-2011	02-Sep-2011	24-Jun-2013
BOND/SELL MYR/IBRD/GDIF/0613MYR01.75	0000010950	MYR	35,000,000.00	11,637,572.73	09-Sep-2011	19-Sep-2011	24-Jun-2013

Total By Currency				35,234,406.70

Nigerian Naira
BOND/SELL NGN/IBRD/GDIF/1212NGN08.20	0000010924	NGN	1,480,000,000.00	9,596,364.40	24-Aug-2011	01-Sep-2011	12-Dec-2012

Total By Currency				9,596,364.40

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0414NOK03.25	0000010873	NOK	500,000,000.00	93,193,170.80	03-Aug-2011	10-Aug-2011	14-Apr-2014
BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010939	NOK	300,000,000.00	55,438,006.45	06-Sep-2011	13-Sep-2011	30-Apr-2015
BOND/SELL NOK/IBRD/GDIF/0415NOK03.375	0000010981	NOK	400,000,000.00	70,120,080.64	28-Sep-2011	07-Oct-2011	30-Apr-2015

Total By Currency				218,751,257.89

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0115NZD03.18	0000010827	NZD	13,000,000.00	10,740,600.00	06-Jul-2011	04-Aug-2011	15-Jan-2015
BOND/SELL NZD/IBRD/GDIF/0816NZD04.50	0000010876	NZD	300,000,000.00	259,695,000.00	03-Aug-2011	16-Aug-2011	16-Aug-2016
BOND/SELL NZD/IBRD/GDIF/0215NZD03.35	0000010867	NZD	5,000,000.00	4,324,750.00	29-Jul-2011	25-Aug-2011	17-Feb-2015

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 3 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL NZD/IBRD/GDIF/0315NZD02.95	0000010920	NZD	5,000,000.00	4,143,000.00	24-Aug-2011	21-Sep-2011	17-Mar-2015

Total By Currency				278,903,350.00

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0913RUB04.875	0000010882	RUB	2,750,000,000.00	93,763,851.48	10-Aug-2011	17-Aug-2011	16-Sep-2013

Total By Currency				93,763,851.48

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010847	SEK	2,500,000,000.00	388,841,795.83	21-Jul-2011	29-Jul-2011	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25	0000010850	SEK	150,000,000.00	23,841,122.76	22-Jul-2011	29-Jul-2011	15-Dec-2017
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010871	SEK	250,000,000.00	39,439,952.67	03-Aug-2011	11-Aug-2011	08-Nov-2013
BOND/SELL SEK/IBRD/GDIF/1113SEK02.25	0000010979	SEK	150,000,000.00	22,088,870.89	27-Sep-2011	05-Oct-2011	08-Nov-2013

Total By Currency				474,211,742.15

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/1013TRY07.25	0000010820	TRY	50,000,000.00	30,959,752.32	04-Jul-2011	12-Jul-2011	04-Oct-2013
BOND/SELL TRY/IBRD/GDIF/0514TRY07.50	0000010823	TRY	50,000,000.00	30,725,742.03	05-Jul-2011	13-Jul-2011	16-May-2014
BOND/SELL TRY/IBRD/GDIF/0317TRY10.00	0000010858	TRY	25,000,000.00	14,801,657.79	27-Jul-2011	03-Aug-2011	02-Mar-2017

Total By Currency				76,487,152.13

United States Dollar
BOND/SELL USD/IBRD/GDIF/0814USD01.125	0000010822	USD	100,000,000.00	100,000,000.00	05-Jul-2011	12-Jul-2011	25-Aug-2014
BOND/SELL USD/IBRD/GDIF/0723USDSTR	0000010830	USD	25,000,000.00	25,000,000.00	07-Jul-2011	18-Jul-2011	18-Jul-2023
BOND/SELL USD/IBRD/GDIF/0723USDSTR02	0000010837	USD	50,000,000.00	50,000,000.00	11-Jul-2011	25-Jul-2011	25-Jul-2023
BOND/SELL USD/IBRD/GDIF/0712USDFRN	0000010842	USD	1,000,000,000.00	1,000,000,000.00	14-Jul-2011	25-Jul-2011	25-Jul-2012
BOND/SELL USD/IBRD/GDIF/0721USDSTR	0000010835	USD	30,000,000.00	30,000,000.00	08-Jul-2011	26-Jul-2011	26-Jul-2021
BOND/SELL USD/IBRD/GDIF/0716USDSTR	0000010829	USD	15,000,000.00	15,000,000.00	07-Jul-2011	28-Jul-2011	28-Jul-2016
BOND/SELL USD/IBRD/GDIF/0814USDSTR02	0000010854	USD	10,000,000.00	10,000,000.00	19-Jul-2011	04-Aug-2011	04-Aug-2014
BOND/SELL USD/IBRD/GDIF/0718USDSTR01	0000010864	USD	180,000,000.00	180,000,000.00	28-Jul-2011	04-Aug-2011	13-Jul-2018
BOND/SELL USD/IBRD/GDIF/0821USDSTR01	0000010877	USD	7,688,000.00	7,688,000.00	04-Aug-2011	11-Aug-2011	11-Aug-2021
BOND/SELL USD/IBRD/GDIF/0121USD00.50	0000010881	USD	6,000,000.00	6,000,000.00	08-Aug-2011	16-Aug-2011	26-Jan-2021
BOND/SELL USD/IBRD/GDIF/0816USDSTR	0000010869	USD	30,000,000.00	30,000,000.00	29-Jul-2011	17-Aug-2011	17-Aug-2016

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 4 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL USD/IBRD/GDIF/0916USD01.00	0000010894	USD	3,250,000,000.00	3,250,000,000.00	16-Aug-2011	24-Aug-2011	15-Sep-2016
BOND/SELL USD/IBRD/GDIF/0914USDSTR01	0000010933	USD	160,000,000.00	160,000,000.00	24-Aug-2011	02-Sep-2011	04-Sep-2014
BOND/SELL USD/IBRD/GDIF/0916USDSTR01	0000010895	USD	30,000,000.00	30,000,000.00	16-Aug-2011	06-Sep-2011	06-Sep-2016
BOND/SELL USD/IBRD/GDIF/0916USDSTR02	0000010900	USD	5,000,000.00	5,000,000.00	17-Aug-2011	06-Sep-2011	06-Sep-2016
BOND/SELL USD/IBRD/GDIF/0916USDSTR03	0000010901	USD	5,000,000.00	5,000,000.00	17-Aug-2011	06-Sep-2011	06-Sep-2016
BOND/SELL USD/IBRD/GDIF/0916USDSTR06	0000010916	USD	150,000,000.00	150,000,000.00	23-Aug-2011	06-Sep-2011	06-Sep-2016
BOND/SELL USD/IBRD/GDIF/0916USDSTR04	0000010911	USD	15,000,000.00	15,000,000.00	19-Aug-2011	16-Sep-2011	16-Sep-2016
BOND/SELL USD/IBRD/GDIF/0916USDSTR05	0000010912	USD	50,000,000.00	50,000,000.00	19-Aug-2011	16-Sep-2011	16-Sep-2016
BOND/SELL USD/IBRD/GDIF/1215USDSTR02	0000010932	USD	15,000,000.00	15,000,000.00	25-Aug-2011	23-Sep-2011	23-Dec-2015
BOND/SELL USD/IBRD/GDIF/0916USD01.00	0000010971	USD	300,000,000.00	300,000,000.00	21-Sep-2011	28-Sep-2011	15-Sep-2016
BOND/SELL USD/IBRD/GDIF/0916USDSTR07	0000010954	USD	5,000,000.00	5,000,000.00	09-Sep-2011	30-Sep-2011	30-Sep-2016
BOND/SELL USD/IBRD/GDIF/0916USDSTR08	0000010957	USD	10,000,000.00	10,000,000.00	13-Sep-2011	30-Sep-2011	30-Sep-2016
BOND/SELL USD/IBRD/GDIF/0916USDSTR09	0000010958	USD	15,000,000.00	15,000,000.00	13-Sep-2011	30-Sep-2011	30-Sep-2016
BOND/SELL USD/IBRD/GDIF/1016USDSTR01	0000010962	USD	5,000,000.00	5,000,000.00	14-Sep-2011	03-Oct-2011	19-Oct-2016

Total By Currency				5,468,688,000.00

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75	0000010824	ZAR	100,000,000.00	14,764,942.12	06-Jul-2011	13-Jul-2011	01-Mar-2017
BOND/SELL ZAR/IBRD/GDIF/0916ZAR00.50	0000010930	ZAR	1,591,000,000.00	220,305,187.07	25-Aug-2011	02-Sep-2011	06-Sep-2016
BOND/SELL ZAR/IBRD/GDIF/1016ZAR00.50	0000010951	ZAR	34,000,000.00	4,689,008.41	09-Sep-2011	13-Oct-2011	14-Oct-2016

Total By Currency				239,759,137.61

Total				8,949,833,846.36

MTBOZ
United States Dollar
BOND/SELL USD/IBRD/GDIF/0726USDSTR	0000010844	USD	99,794,505.56	99,794,505.56	19-Jul-2011	28-Jul-2011	28-Jul-2026
BOND/SELL USD/IBRD/GDIF/0726USDSTR01	0000010846	USD	38,049,748.78	38,049,748.78	20-Jul-2011	28-Jul-2011	28-Jul-2026
BOND/SELL USD/IBRD/GDIF/0812USD00.00A	0000010893	USD	36,000,000.00	36,000,000.00	16-Aug-2011	24-Aug-2011	24-Aug-2012
BOND/SELL USD/IBRD/GDIF/0941USDSTR	0000010944	USD	159,500,000.00	159,500,000.00	07-Sep-2011	21-Sep-2011	21-Sep-2041

Total By Currency				333,344,254.34

Total				333,344,254.34

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 5 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0711AUD07.23	0000009011	AUD	(8,500,000.00)	(9,385,275.00)	17-Jun-2008	26-Jun-2008	28-Jul-2011
BOND/SELL AUD/IBRD/GDIF/0711AUD06.79	0000009089	AUD	(75,000,000.00)	(82,811,250.00)	17-Jul-2008	30-Jul-2008	28-Jul-2011
BOND/SELL AUD/IBRD/GDIF/0811AUD05.90	0000009158	AUD	(24,000,000.00)	(25,156,800.00)	14-Aug-2008	27-Aug-2008	24-Aug-2011
BOND/SELL AUD/IBRD/GDIF/0911AUD05.65	0000009238	AUD	(36,000,000.00)	(35,406,000.00)	10-Sep-2008	29-Sep-2008	29-Sep-2011
BOND/SELL AUD/IBRD/GDIF/0911AUD05.21	0000009246	AUD	(24,200,000.00)	(23,800,700.00)	16-Sep-2008	29-Sep-2008	29-Sep-2011
BOND/SELL AUD/IBRD/GDIF/0711AUD03.16	0000009688	AUD	(11,000,000.00)	(12,030,150.00)	14-Jul-2009	29-Jul-2009	29-Jul-2011

Total By Currency				(188,590,175.00)

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0711CLP06.75	0000009054	CLP	(1,940,000,000.00)	(4,151,064.51)	03-Jul-2008	15-Jul-2008	01-Jul-2011
BOND/SELL CLP/IBRD/GDIF/0711CLP06.75	0000009170	CLP	(5,000,000,000.00)	(10,698,619.88)	21-Aug-2008	03-Sep-2008	01-Jul-2011

Total By Currency				(14,849,684.39)

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0711EURSTR01	0000009664	EUR	(68,000,000.00)	(97,165,200.00)	24-Jun-2009	06-Jul-2009	07-Jul-2011

Total By Currency				(97,165,200.00)

Indian Rupees
BOND/SELL INR/IBRD/GDIF/0811INR02.75	0000009730	INR	(2,000,000,000.00)	(43,999,560.00)	03-Aug-2009	17-Aug-2009	17-Aug-2011

Total By Currency				(43,999,560.00)

Japanese Yen
BOND/SELL JPY/IBRD/MLT/0711JPY06.60	0000000345	JPY	(10,000,000,000.00)	(128,807,883.04)	31-Jul-1990	31-Jul-1990	31-Jul-2011

Total By Currency				(128,807,883.04)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0811NZD06.60	0000009006	NZD	(25,000,000.00)	(20,636,250.00)	13-Jun-2008	10-Jul-2008	22-Aug-2011
BOND/SELL NZD/IBRD/GDIF/0711NZD04.44	0000009337	NZD	(55,000,000.00)	(47,041,500.00)	13-Nov-2008	15-Dec-2008	20-Jul-2011
BOND/SELL NZD/IBRD/GDIF/0711NZD03.72	0000009366	NZD	(40,000,000.00)	(34,212,000.00)	05-Dec-2008	24-Dec-2008	20-Jul-2011

Total By Currency				(101,889,750.00)

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 6 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0811PLN02.50	0000009982	PLN	(50,000,000.00)	(17,626,114.85)	25-Jan-2010	02-Feb-2010	02-Aug-2011

Total By Currency				(17,626,114.85)

Romanian Lei
BOND/SELL RON/IBRD/GDIF/0811RON07.75	0000010204	RON	(64,350,000.00)	(21,889,244.17)	21-May-2010	28-May-2010	26-Aug-2011

Total By Currency				(21,889,244.17)

United States Dollar
BOND/SELL USD/IBRD/GDIF/0911USDFLT	0000007336	USD	(53,800,000.00)	(53,800,000.00)	28-Nov-2005	05-Dec-2005	14-Sep-2011
BOND/SELL USD/IBRD/GDIF/0911USD02.28	0000008699	USD	(8,000,000.00)	(8,000,000.00)	04-Feb-2008	03-Mar-2008	20-Sep-2011
BOND/SELL USD/IBRD/GDIF/0811USD03.42	0000009005	USD	(17,000,000.00)	(17,000,000.00)	13-Jun-2008	10-Jul-2008	22-Aug-2011
BOND/SELL USD/IBRD/GDIF/0811USD03.375	0000009152	USD	(150,000,000.00)	(150,000,000.00)	12-Aug-2008	19-Aug-2008	19-Aug-2011
BOND/SELL USD/IBRD/GDIF/0911USD03.18	0000009103	USD	(30,000,000.00)	(30,000,000.00)	24-Jul-2008	21-Aug-2008	20-Sep-2011
BOND/SELL USD/IBRD/GDIF/0711USDFRN	0000010244	USD	(2,000,000,000.00)	(2,000,000,000.00)	11-Jun-2010	18-Jun-2010	13-Jul-2011
BOND/SELL USD/IBRD/GDIF/0811USD00.50	0000010255	USD	(250,000,000.00)	(250,000,000.00)	18-Jun-2010	25-Jun-2010	25-Aug-2011

Total By Currency				(2,508,800,000.00)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0811ZAR06.60	0000007197	ZAR	(80,000,000.00)	(11,288,274.31)	05-Aug-2005	30-Aug-2005	10-Aug-2011
BOND/SELL ZAR/IBRD/GDIF/0811ZAR07.80	0000007532	ZAR	(70,000,000.00)	(9,877,240.02)	12-Jul-2006	10-Aug-2006	10-Aug-2011
BOND/SELL ZAR/IBRD/GDIF/0811ZAR07.86	0000007547	ZAR	(50,000,000.00)	(7,055,171.44)	03-Aug-2006	29-Aug-2006	10-Aug-2011
BOND/SELL ZAR/IBRD/GDIF/0811ZAR09.12	0000008188	ZAR	(90,000,000.00)	(12,699,308.59)	09-Aug-2007	04-Sep-2007	10-Aug-2011
BOND/SELL ZAR/IBRD/GDIF/0811ZAR09.12A	0000008206	ZAR	(50,000,000.00)	(7,055,171.44)	16-Aug-2007	10-Sep-2007	10-Aug-2011
BOND/SELL ZAR/IBRD/GDIF/0811ZAR09.12B	0000008211	ZAR	(95,000,000.00)	(13,404,825.74)	21-Aug-2007	18-Sep-2007	10-Aug-2011
BOND/SELL ZAR/IBRD/GDIF/0811ZAR09.12C	0000008239	ZAR	(60,000,000.00)	(8,466,205.73)	06-Sep-2007	04-Oct-2007	10-Aug-2011
BOND/SELL ZAR/IBRD/GDIF/0711ZAR06.65	0000009413	ZAR	(257,000,000.00)	(37,891,353.55)	15-Jan-2009	22-Jan-2009	25-Jul-2011
BOND/SELL ZAR/IBRD/GDIF/0911ZAR06.30	0000009517	ZAR	(22,550,000.00)	(2,737,913.12)	05-Mar-2009	27-Mar-2009	22-Sep-2011

Total By Currency				(110,475,463.92)

Total				(3,234,093,075.38)

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 7 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
MTBOZ
United States Dollar
BOND/SELL USD/IBRD/MLT/0811USD00.00	0000000483	USD	(18,000,000.00)	(18,000,000.00)	06-Mar-1985	06-Mar-1985	15-Aug-2011

Total By Currency				(18,000,000.00)

Total				(18,000,000.00)

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 8 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Early Retirement
MTBOC
Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0913BRL08.46	0000010896	BRL	(31,300,000.00)	(19,460,938.00)	16-Aug-2011	23-Aug-2011	27-Sep-2013
BOND/BUY BRL/IBRD/GDIF/1013BRL08.73	0000010897	BRL	(20,700,000.00)	(12,870,333.00)	16-Aug-2011	23-Aug-2011	28-Oct-2013
BOND/BUY BRL/IBRD/GDIF/1113BRL09.00	0000010898	BRL	(20,160,000.00)	(12,627,227.46)	16-Aug-2011	24-Aug-2011	27-Nov-2013
BOND/BUY BRL/IBRD/GDIF/1213BRL08.76	0000010903	BRL	(19,540,000.00)	(12,238,890.00)	16-Aug-2011	24-Aug-2011	19-Dec-2013
BOND/BUY BRL/IBRD/GDIF/0212BRL09.00	0000010913	BRL	(61,780,000.00)	(38,382,206.76)	19-Aug-2011	26-Aug-2011	10-Feb-2012
BOND/BUY BRL/IBRD/GDIF/0114BRL08.70	0000010929	BRL	(82,800,000.00)	(51,111,111.11)	24-Aug-2011	02-Sep-2011	28-Jan-2014
BOND/BUY BRL/IBRD/GDIF/0814BRL08.28	0000010963	BRL	(32,780,000.00)	(18,166,200.00)	15-Sep-2011	28-Sep-2011	28-Aug-2014
BOND/BUY BRL/IBRD/GDIF/0213BRL09.25	0000010965	BRL	(50,000,000.00)	(27,709,274.29)	16-Sep-2011	28-Sep-2011	22-Feb-2013

Total By Currency				(192,566,180.62)

Columbian Peso
BOND/BUY COP/IBRD/GDIF/0912COP07.00	0000010884	COP	(64,590,000,000.00)	(36,337,552.74)	11-Aug-2011	19-Aug-2011	10-Sep-2012
BOND/BUY COP/IBRD/GDIF/0912COP07.00	0000010885	COP	(50,000,000,000.00)	(28,129,395.22)	11-Aug-2011	19-Aug-2011	10-Sep-2012
BOND/BUY COP/IBRD/GDIF/0912COP07.00	0000010892	COP	(13,220,000,000.00)	(7,437,412.10)	11-Aug-2011	19-Aug-2011	10-Sep-2012
BOND/BUY COP/IBRD/GDIF/0912COP07.00	0000010941	COP	(49,190,000,000.00)	(27,016,339.42)	06-Sep-2011	16-Sep-2011	10-Sep-2012

Total By Currency				(98,920,699.48)

Hungarian Forint
BOND/BUY HUF/IBRD/GDIF/0517HUF05.50	0000010925	HUF	(1,500,000,000.00)	(7,745,333.44)	24-Aug-2011	02-Sep-2011	19-May-2017
BOND/BUY HUF/IBRD/GDIF/0517HUF05.50	0000010926	HUF	(300,000,000.00)	(1,549,066.69)	24-Aug-2011	02-Sep-2011	19-May-2017

Total By Currency				(9,294,400.12)

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0727JPYSTR06	0000010816	JPY	(1,000,000,000.00)	(12,686,330.48)	23-Jun-2011	20-Jul-2011	20-Jul-2027
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR38	0000010811	JPY	(500,000,000.00)	(6,395,906.62)	17-Jun-2011	25-Jul-2011	24-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0717JPYSTR01	0000010817	JPY	(1,200,000,000.00)	(15,350,175.89)	23-Jun-2011	25-Jul-2011	24-Jul-2017
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR03	0000010849	JPY	(700,000,000.00)	(9,016,551.81)	22-Jul-2011	29-Jul-2011	02-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0823JPYSTR	0000010826	JPY	(1,000,000,000.00)	(12,526,619.07)	06-Jul-2011	04-Aug-2011	04-Aug-2023
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR02	0000010832	JPY	(500,000,000.00)	(6,488,450.56)	08-Jul-2011	09-Aug-2011	09-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR05	0000010879	JPY	(309,000,000.00)	(4,034,469.25)	05-Aug-2011	12-Aug-2011	10-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0627JPYSTR05	0000010880	JPY	(377,000,000.00)	(4,922,313.62)	05-Aug-2011	12-Aug-2011	22-Jun-2027
BOND/BUY JPY/IBRD/GDIF/0827JPYSTR04	0000010843	JPY	(500,000,000.00)	(6,515,506.91)	15-Jul-2011	16-Aug-2011	16-Aug-2027
BOND/BUY JPY/IBRD/GDIF/0238JPYSTR38	0000010863	JPY	(250,000,000.00)	(3,248,862.90)	28-Jul-2011	26-Aug-2011	26-Feb-2038
BOND/BUY JPY/IBRD/GDIF/0237JPYSTR05	0000010868	JPY	(200,000,000.00)	(2,605,863.19)	29-Jul-2011	30-Aug-2011	27-Feb-2037
BOND/BUY JPY/IBRD/GDIF/0334JPYSTR10	0000010891	JPY	(1,000,000,000.00)	(12,983,640.61)	11-Aug-2011	01-Sep-2011	01-Mar-2034

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 9 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY JPY/IBRD/GDIF/0317JPYSTR01	0000010902	JPY	(3,000,000,000.00)	(39,052,330.12)	17-Aug-2011	14-Sep-2011	14-Mar-2017
BOND/BUY JPY/IBRD/GDIF/1222JPYSTR02	0000010942	JPY	(100,000,000.00)	(1,304,376.18)	07-Sep-2011	16-Sep-2011	05-Dec-2022
BOND/BUY JPY/IBRD/GDIF/0423JPYSTR02	0000010943	JPY	(100,000,000.00)	(1,304,376.18)	07-Sep-2011	16-Sep-2011	11-Apr-2023
BOND/BUY JPY/IBRD/MLT/0933JPYSTR	0000010889	JPY	(27,500,000,000.00)	(359,453,630.48)	11-Aug-2011	20-Sep-2011	20-Sep-2033
BOND/BUY JPY/IBRD/GDIF/0338JPYSTR25	0000010907	JPY	(100,000,000.00)	(1,307,104.11)	18-Aug-2011	20-Sep-2011	17-Mar-2038
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR12	0000010917	JPY	(2,450,000,000.00)	(32,078,559.74)	23-Aug-2011	26-Sep-2011	24-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR10	0000010918	JPY	(100,000,000.00)	(1,309,328.97)	23-Aug-2011	26-Sep-2011	27-Mar-2023
BOND/BUY JPY/IBRD/GDIF/0328JPYSTR03	0000010934	JPY	(500,000,000.00)	(6,538,939.38)	31-Aug-2011	27-Sep-2011	27-Mar-2028
BOND/BUY JPY/IBRD/MLT/0333JPYSTR15	0000010890	JPY	(8,000,000,000.00)	(104,746,317.51)	11-Aug-2011	28-Sep-2011	28-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR17	0000010937	JPY	(100,000,000.00)	(1,309,328.97)	31-Aug-2011	28-Sep-2011	28-Sep-2037

Total By Currency				(645,178,982.55)

Nigerian Naira
BOND/BUY NGN/IBRD/GDIF/1111NGN07.25	0000010928	NGN	(5,814,000,000.00)	(37,550,881.80)	24-Aug-2011	02-Sep-2011	22-Nov-2011

Total By Currency				(37,550,881.80)

Polish Zloty
BOND/BUY PLN/IBRD/GDIF/0712PLN03.00	0000010923	PLN	(42,500,000.00)	(14,502,644.60)	24-Aug-2011	02-Sep-2011	31-Jul-2012

Total By Currency				(14,502,644.60)

Russian Rouble
BOND/BUY RUB/IBRD/GDIF/1213RUB06.25	0000010966	RUB	(800,000,000.00)	(25,125,233.59)	19-Sep-2011	28-Sep-2011	11-Dec-2013

Total By Currency				(25,125,233.59)

Turkish Lira
BOND/BUY TRY/IBRD/GDIF/0517TRY13.625	0000010960	TRY	(37,000,000.00)	(20,130,576.71)	13-Sep-2011	23-Sep-2011	09-May-2017

Total By Currency				(20,130,576.71)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0712USDSTR02	0000010809	USD	(1,000,000,000.00)	(1,000,000,000.00)	14-Jun-2011	06-Jul-2011	06-Jul-2012
BOND/BUY USD/IBRD/GDIF/0421USDSTR01	0000010818	USD	(25,000,000.00)	(25,000,000.00)	29-Jun-2011	21-Jul-2011	21-Apr-2021
BOND/BUY USD/IBRD/GDIF/0426USDSTR02	0000010831	USD	(5,000,000.00)	(5,000,000.00)	08-Jul-2011	28-Jul-2011	28-Apr-2026
BOND/BUY USD/IBRD/GDIF/0416USDSTR	0000010834	USD	(15,000,000.00)	(15,000,000.00)	08-Jul-2011	29-Jul-2011	29-Apr-2016
BOND/BUY USD/IBRD/GDIF/0414USDSTR01	0000010836	USD	(50,000,000.00)	(50,000,000.00)	11-Jul-2011	29-Jul-2011	29-Apr-2014
BOND/BUY USD/IBRD/GDIF/0514USDSTR01	0000010860	USD	(15,000,000.00)	(15,000,000.00)	28-Jul-2011	12-Aug-2011	12-May-2014
BOND/BUY USD/IBRD/GDIF/0516USDSTR01	0000010886	USD	(50,000,000.00)	(50,000,000.00)	11-Aug-2011	26-Aug-2011	26-May-2016

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 10 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000010915	USD	(34,000,000.00)	(34,000,000.00)	22-Aug-2011	29-Aug-2011	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/0615USDSTR	0000010888	USD	(25,000,000.00)	(25,000,000.00)	11-Aug-2011	01-Sep-2011	01-Jun-2015
BOND/BUY USD/IBRD/GDIF/0614USDSTR01	0000010887	USD	(17,000,000.00)	(17,000,000.00)	11-Aug-2011	02-Sep-2011	02-Jun-2014
BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000010946	USD	(14,985,000.00)	(14,985,000.00)	07-Sep-2011	15-Sep-2011	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000010945	USD	(35,000,000.00)	(35,000,000.00)	07-Sep-2011	16-Sep-2011	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000010949	USD	(15,000,000.00)	(15,000,000.00)	08-Sep-2011	20-Sep-2011	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/0616USDSTR	0000010919	USD	(5,000,000.00)	(5,000,000.00)	23-Aug-2011	21-Sep-2011	21-Jun-2016
BOND/BUY USD/IBRD/GDIF/0235USD04.75	0000010955	USD	(20,000,000.00)	(20,000,000.00)	12-Sep-2011	23-Sep-2011	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/1214USDSTR03	0000010947	USD	(10,000,000.00)	(10,000,000.00)	08-Sep-2011	29-Sep-2011	29-Dec-2014
BOND/BUY USD/IBRD/GDIF/0616USDSTR02	0000010952	USD	(15,000,000.00)	(15,000,000.00)	09-Sep-2011	30-Sep-2011	30-Jun-2016
BOND/BUY USD/IBRD/GDIF/1216USDSTR	0000010953	USD	(20,000,000.00)	(20,000,000.00)	09-Sep-2011	30-Sep-2011	30-Dec-2016

Total By Currency				(1,370,985,000.00)

South African Rand
BOND/BUY ZAR/IBRD/GDIF/0415ZAR00.50	0000010859	ZAR	(448,000,000.00)	(66,165,502.37)	27-Jul-2011	03-Aug-2011	20-Apr-2015
BOND/BUY ZAR/IBRD/GDIF/0415ZAR00.50	0000010969	ZAR	(177,000,000.00)	(22,448,966.65)	20-Sep-2011	29-Sep-2011	20-Apr-2015

Total By Currency				(88,614,469.02)

Total				(2,502,869,068.49)

MTBOZ
Euro Currency
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000010878	EUR	(13,533,753.04)	(19,559,656.58)	05-Aug-2011	17-Aug-2011	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000010883	EUR	(62,491,284.77)	(89,481,270.66)	10-Aug-2011	19-Aug-2011	07-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000010961	EUR	(23,844,815.03)	(32,089,159.83)	14-Sep-2011	23-Sep-2011	07-Nov-2016

Total By Currency				(141,130,087.07)

United States Dollar
BOND/BUY USD/IBRD/GDIF/0940USDSTR	0000010948	USD	(192,000,000.00)	(192,000,000.00)	08-Sep-2011	28-Sep-2011	28-Sep-2040

Total By Currency				(192,000,000.00)

South African Rand

SEC Report - Changes in Borrowings

Medium Long Term

July 01, 2011 through September 30, 2011

Page 11 / 11

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/BUY ZAR/IBRD/GMTN/0512ZAR00.002	0000010905	ZAR	(307,020,000.00)	(42,784,579.05)	16-Aug-2011	23-Aug-2011	14-May-2012

Total By Currency				(42,784,579.05)

Total				(375,914,666.12)

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 1 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
New Borrowings
DIN
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS005JUL11	0010183029	USD	34,000,000.00	34,000,000.00	01-Jul-2011	01-Jul-2011	05-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS004AUG11	0010183058	USD	363,500,000.00	363,500,000.00	01-Jul-2011	01-Jul-2011	04-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS006JUL11	0010183099	USD	100,000,000.00	100,000,000.00	05-Jul-2011	05-Jul-2011	06-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010183100	USD	250,000,000.00	250,000,000.00	05-Jul-2011	05-Jul-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010183106	USD	15,000,000.00	15,000,000.00	05-Jul-2011	05-Jul-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS023SEP11	0010183113	USD	10,000,000.00	10,000,000.00	05-Jul-2011	05-Jul-2011	23-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JAN12	0010183114	USD	15,000,000.00	15,000,000.00	05-Jul-2011	05-Jul-2011	11-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010183101	USD	100,000,000.00	100,000,000.00	05-Jul-2011	06-Jul-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010183107	USD	300,000,000.00	300,000,000.00	05-Jul-2011	06-Jul-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JAN12	0010183133	USD	6,000,000.00	6,000,000.00	05-Jul-2011	06-Jul-2011	05-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS007JUL11	0010183142	USD	100,000,000.00	100,000,000.00	06-Jul-2011	06-Jul-2011	07-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JUL11	0010183144	USD	100,000,000.00	100,000,000.00	06-Jul-2011	06-Jul-2011	07-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010183149	USD	10,200,000.00	10,200,000.00	06-Jul-2011	06-Jul-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010183156	USD	16,000,000.00	16,000,000.00	06-Jul-2011	06-Jul-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010183178	USD	425,000.00	425,000.00	06-Jul-2011	06-Jul-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS003NOV11	0010183181	USD	30,000,000.00	30,000,000.00	06-Jul-2011	07-Jul-2011	03-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS008JUL11	0010183185	USD	100,000,000.00	100,000,000.00	07-Jul-2011	07-Jul-2011	08-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008JUL11	0010183186	USD	150,000,000.00	150,000,000.00	07-Jul-2011	07-Jul-2011	08-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JUL11	0010183279	USD	100,000,000.00	100,000,000.00	08-Jul-2011	08-Jul-2011	11-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JUL11	0010183280	USD	150,000,000.00	150,000,000.00	08-Jul-2011	08-Jul-2011	11-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS012AUG11	0010183343	USD	100,000,000.00	100,000,000.00	08-Jul-2011	08-Jul-2011	12-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS012JUL11	0010183371	USD	200,000,000.00	200,000,000.00	11-Jul-2011	11-Jul-2011	12-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010183485	USD	5,000,000.00	5,000,000.00	12-Jul-2011	12-Jul-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS013JUL11	0010183499	USD	200,000,000.00	200,000,000.00	12-Jul-2011	12-Jul-2011	13-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS002AUG11	0010183610	USD	4,635,000.00	4,635,000.00	12-Jul-2011	12-Jul-2011	02-Aug-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 2 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS014JUL11	0010183947	USD	200,000,000.00	200,000,000.00	13-Jul-2011	13-Jul-2011	14-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS014DEC11	0010183976	USD	25,000,000.00	25,000,000.00	13-Jul-2011	13-Jul-2011	14-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS003JAN12	0010183997	USD	23,000,000.00	23,000,000.00	13-Jul-2011	13-Jul-2011	03-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010184147	USD	150,000,000.00	150,000,000.00	14-Jul-2011	14-Jul-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010184148	USD	100,000,000.00	100,000,000.00	14-Jul-2011	14-Jul-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS002AUG11	0010184156	USD	15,500,000.00	15,500,000.00	14-Jul-2011	14-Jul-2011	02-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010184195	USD	6,000,000.00	6,000,000.00	14-Jul-2011	14-Jul-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010184185	USD	250,000,000.00	250,000,000.00	14-Jul-2011	15-Jul-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS018JUL11	0010184404	USD	200,000,000.00	200,000,000.00	15-Jul-2011	15-Jul-2011	18-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS018JUL11	0010184405	USD	150,000,000.00	150,000,000.00	15-Jul-2011	15-Jul-2011	18-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS012JAN12	0010184406	USD	415,000,000.00	415,000,000.00	15-Jul-2011	15-Jul-2011	12-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010184567	USD	53,000,000.00	53,000,000.00	15-Jul-2011	15-Jul-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS025AUG11	0010184568	USD	363,500,000.00	363,500,000.00	15-Jul-2011	15-Jul-2011	25-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010184587	USD	250,000,000.00	250,000,000.00	15-Jul-2011	15-Jul-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010184588	USD	250,000,000.00	250,000,000.00	15-Jul-2011	18-Jul-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010184690	USD	20,000,000.00	20,000,000.00	15-Jul-2011	18-Jul-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010184896	USD	200,000,000.00	200,000,000.00	18-Jul-2011	18-Jul-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010184897	USD	150,000,000.00	150,000,000.00	18-Jul-2011	18-Jul-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS031AUG11	0010184924	USD	50,000,000.00	50,000,000.00	18-Jul-2011	18-Jul-2011	31-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JUL11	0010185172	USD	150,000,000.00	150,000,000.00	19-Jul-2011	19-Jul-2011	20-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JUL11	0010185173	USD	200,000,000.00	200,000,000.00	19-Jul-2011	19-Jul-2011	20-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010185176	USD	114,000,000.00	114,000,000.00	19-Jul-2011	19-Jul-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010185177	USD	200,000,000.00	200,000,000.00	19-Jul-2011	19-Jul-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010185182	USD	50,000,000.00	50,000,000.00	19-Jul-2011	19-Jul-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS017JAN12	0010185195	USD	10,025,000.00	10,025,000.00	19-Jul-2011	19-Jul-2011	17-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010185181	USD	100,000,000.00	100,000,000.00	19-Jul-2011	20-Jul-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS021JUL11	0010185226	USD	200,000,000.00	200,000,000.00	20-Jul-2011	20-Jul-2011	21-Jul-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 3 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS021JUL11	0010185227	USD	150,000,000.00	150,000,000.00	20-Jul-2011	20-Jul-2011	21-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010185260	USD	285,000,000.00	285,000,000.00	20-Jul-2011	20-Jul-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS017NOV11	0010185237	USD	9,000,000.00	9,000,000.00	20-Jul-2011	21-Jul-2011	17-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010185261	USD	200,000,000.00	200,000,000.00	20-Jul-2011	21-Jul-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUL11	0010185347	USD	150,000,000.00	150,000,000.00	21-Jul-2011	21-Jul-2011	22-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUL11	0010185348	USD	200,000,000.00	200,000,000.00	21-Jul-2011	21-Jul-2011	22-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010185357	USD	100,000,000.00	100,000,000.00	21-Jul-2011	21-Jul-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014SEP11	0010185373	USD	14,000,000.00	14,000,000.00	21-Jul-2011	21-Jul-2011	14-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010185378	USD	250,000,000.00	250,000,000.00	21-Jul-2011	21-Jul-2011	27-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010185397	USD	6,000,000.00	6,000,000.00	21-Jul-2011	22-Jul-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010185400	USD	250,000,000.00	250,000,000.00	21-Jul-2011	22-Jul-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010185401	USD	200,000,000.00	200,000,000.00	21-Jul-2011	22-Jul-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010185402	USD	200,000,000.00	200,000,000.00	21-Jul-2011	22-Jul-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010185403	USD	200,000,000.00	200,000,000.00	21-Jul-2011	22-Jul-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010185404	USD	250,000,000.00	250,000,000.00	21-Jul-2011	22-Jul-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010185407	USD	14,000,000.00	14,000,000.00	21-Jul-2011	22-Jul-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS025JUL11	0010185422	USD	200,000,000.00	200,000,000.00	22-Jul-2011	22-Jul-2011	25-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS025JUL11	0010185423	USD	150,000,000.00	150,000,000.00	22-Jul-2011	22-Jul-2011	25-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS024OCT11	0010185426	USD	19,200,000.00	19,200,000.00	22-Jul-2011	22-Jul-2011	24-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026JUL11	0010185453	USD	150,000,000.00	150,000,000.00	25-Jul-2011	25-Jul-2011	26-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS026JUL11	0010185454	USD	200,000,000.00	200,000,000.00	25-Jul-2011	25-Jul-2011	26-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010185455	USD	25,000,000.00	25,000,000.00	25-Jul-2011	25-Jul-2011	30-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026JUL11	0010185456	USD	40,000,000.00	40,000,000.00	25-Jul-2011	25-Jul-2011	26-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010185476	USD	200,000,000.00	200,000,000.00	26-Jul-2011	26-Jul-2011	27-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010185477	USD	150,000,000.00	150,000,000.00	26-Jul-2011	26-Jul-2011	27-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010185478	USD	50,000,000.00	50,000,000.00	26-Jul-2011	26-Jul-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010185479	USD	100,000,000.00	100,000,000.00	26-Jul-2011	26-Jul-2011	09-Nov-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 4 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS008NOV11	0010185480	USD	80,000,000.00	80,000,000.00	26-Jul-2011	26-Jul-2011	08-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010185484	USD	15,000,000.00	15,000,000.00	26-Jul-2011	26-Jul-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS009NOV11	0010185485	USD	75,600,000.00	75,600,000.00	26-Jul-2011	26-Jul-2011	09-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010185486	USD	100,000,000.00	100,000,000.00	26-Jul-2011	26-Jul-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026OCT11	0010185487	USD	5,000,000.00	5,000,000.00	26-Jul-2011	26-Jul-2011	26-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS028JUL11	0010185528	USD	200,000,000.00	200,000,000.00	27-Jul-2011	27-Jul-2011	28-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS029JUL11	0010185552	USD	200,000,000.00	200,000,000.00	28-Jul-2011	28-Jul-2011	29-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS029JUL11	0010185553	USD	150,000,000.00	150,000,000.00	28-Jul-2011	28-Jul-2011	29-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010185664	USD	200,000,000.00	200,000,000.00	29-Jul-2011	29-Jul-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS002AUG11	0010185931	USD	200,000,000.00	200,000,000.00	01-Aug-2011	01-Aug-2011	02-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS003AUG11	0010185979	USD	200,000,000.00	200,000,000.00	02-Aug-2011	02-Aug-2011	03-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS003AUG11	0010185980	USD	150,000,000.00	150,000,000.00	02-Aug-2011	02-Aug-2011	03-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010186010	USD	1,000,000.00	1,000,000.00	02-Aug-2011	03-Aug-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS004AUG11	0010186019	USD	200,000,000.00	200,000,000.00	03-Aug-2011	03-Aug-2011	04-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010186021	USD	636,000.00	636,000.00	03-Aug-2011	03-Aug-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010186022	USD	204,000,000.00	204,000,000.00	03-Aug-2011	03-Aug-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010186023	USD	50,000,000.00	50,000,000.00	03-Aug-2011	03-Aug-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JAN12	0010186024	USD	7,000,000.00	7,000,000.00	03-Aug-2011	04-Aug-2011	20-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010186025	USD	100,000.00	100,000.00	03-Aug-2011	04-Aug-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010186044	USD	200,000,000.00	200,000,000.00	04-Aug-2011	04-Aug-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010186048	USD	493,000.00	493,000.00	04-Aug-2011	04-Aug-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010186049	USD	7,625,000.00	7,625,000.00	04-Aug-2011	04-Aug-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010186050	USD	20,000,000.00	20,000,000.00	04-Aug-2011	04-Aug-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010186089	USD	200,000,000.00	200,000,000.00	05-Aug-2011	05-Aug-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010186101	USD	9,900,000.00	9,900,000.00	05-Aug-2011	05-Aug-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS009AUG11	0010186286	USD	150,000,000.00	150,000,000.00	08-Aug-2011	08-Aug-2011	09-Aug-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 5 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS009AUG11	0010186287	USD	200,000,000.00	200,000,000.00	08-Aug-2011	08-Aug-2011	09-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010186314	USD	9,495,000.00	9,495,000.00	08-Aug-2011	08-Aug-2011	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS006FEB12	0010186332	USD	17,545,000.00	17,545,000.00	08-Aug-2011	08-Aug-2011	06-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010186290	USD	150,000,000.00	150,000,000.00	08-Aug-2011	09-Aug-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010186291	USD	40,000,000.00	40,000,000.00	08-Aug-2011	09-Aug-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS010AUG11	0010186403	USD	150,000,000.00	150,000,000.00	09-Aug-2011	09-Aug-2011	10-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS010AUG11	0010186404	USD	200,000,000.00	200,000,000.00	09-Aug-2011	09-Aug-2011	10-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010186422	USD	100,000,000.00	100,000,000.00	09-Aug-2011	09-Aug-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS009JAN12	0010186425	USD	25,000,000.00	25,000,000.00	09-Aug-2011	09-Aug-2011	09-Jan-2012
DIN/SELL USD/IBRD/DIN IBRDUS016SEP11	0010186427	USD	23,600,000.00	23,600,000.00	09-Aug-2011	09-Aug-2011	16-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS016SEP11	0010186430	USD	11,300,000.00	11,300,000.00	09-Aug-2011	09-Aug-2011	16-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010186848	USD	200,000,000.00	200,000,000.00	10-Aug-2011	10-Aug-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010186849	USD	150,000,000.00	150,000,000.00	10-Aug-2011	10-Aug-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS012AUG11	0010187089	USD	200,000,000.00	200,000,000.00	11-Aug-2011	11-Aug-2011	12-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS012AUG11	0010187090	USD	150,000,000.00	150,000,000.00	11-Aug-2011	11-Aug-2011	12-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010187091	USD	50,000,000.00	50,000,000.00	11-Aug-2011	11-Aug-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010187241	USD	200,000,000.00	200,000,000.00	12-Aug-2011	12-Aug-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010187243	USD	150,000,000.00	150,000,000.00	12-Aug-2011	12-Aug-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS016AUG11	0010187416	USD	150,000,000.00	150,000,000.00	15-Aug-2011	15-Aug-2011	16-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS016AUG11	0010187433	USD	200,000,000.00	200,000,000.00	15-Aug-2011	15-Aug-2011	16-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015FEB12	0010187442	USD	220,000,000.00	220,000,000.00	15-Aug-2011	15-Aug-2011	15-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS013FEB12	0010187574	USD	100,000,000.00	100,000,000.00	16-Aug-2011	16-Aug-2011	13-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS017AUG11	0010187575	USD	150,000,000.00	150,000,000.00	16-Aug-2011	16-Aug-2011	17-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS017AUG11	0010187578	USD	200,000,000.00	200,000,000.00	16-Aug-2011	16-Aug-2011	17-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS009SEP11	0010187577	USD	200,000,000.00	200,000,000.00	16-Aug-2011	17-Aug-2011	09-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS018AUG11	0010188018	USD	200,000,000.00	200,000,000.00	17-Aug-2011	17-Aug-2011	18-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS018AUG11	0010188019	USD	150,000,000.00	150,000,000.00	17-Aug-2011	17-Aug-2011	18-Aug-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 6 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS016FEB12	0010188057	USD	50,000,000.00	50,000,000.00	17-Aug-2011	17-Aug-2011	16-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010188092	USD	25,000,000.00	25,000,000.00	17-Aug-2011	17-Aug-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS019AUG11	0010188194	USD	200,000,000.00	200,000,000.00	18-Aug-2011	18-Aug-2011	19-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019AUG11	0010188195	USD	150,000,000.00	150,000,000.00	18-Aug-2011	18-Aug-2011	19-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS017FEB12	0010188207	USD	100,000,000.00	100,000,000.00	18-Aug-2011	18-Aug-2011	17-Feb-2012
DIN/SELL USD/IBRD/DIN IBRDUS022AUG11	0010188244	USD	200,000,000.00	200,000,000.00	19-Aug-2011	19-Aug-2011	22-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS022AUG11	0010188247	USD	150,000,000.00	150,000,000.00	19-Aug-2011	19-Aug-2011	22-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS007NOV11	0010188256	USD	2,500,000.00	2,500,000.00	19-Aug-2011	22-Aug-2011	07-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS023AUG11	0010188377	USD	150,000,000.00	150,000,000.00	22-Aug-2011	22-Aug-2011	23-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS023AUG11	0010188380	USD	200,000,000.00	200,000,000.00	22-Aug-2011	22-Aug-2011	23-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010188399	USD	100,000,000.00	100,000,000.00	22-Aug-2011	22-Aug-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS024AUG11	0010188464	USD	200,000,000.00	200,000,000.00	23-Aug-2011	23-Aug-2011	24-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS024AUG11	0010188465	USD	150,000,000.00	150,000,000.00	23-Aug-2011	23-Aug-2011	24-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS025AUG11	0010188540	USD	150,000,000.00	150,000,000.00	24-Aug-2011	24-Aug-2011	25-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS025AUG11	0010188541	USD	200,000,000.00	200,000,000.00	24-Aug-2011	24-Aug-2011	25-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010188542	USD	50,000,000.00	50,000,000.00	24-Aug-2011	25-Aug-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS026AUG11	0010188706	USD	200,000,000.00	200,000,000.00	25-Aug-2011	25-Aug-2011	26-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS026AUG11	0010188707	USD	150,000,000.00	150,000,000.00	25-Aug-2011	25-Aug-2011	26-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS026SEP11	0010188721	USD	29,540,000.00	29,540,000.00	25-Aug-2011	25-Aug-2011	26-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029AUG11	0010188882	USD	200,000,000.00	200,000,000.00	26-Aug-2011	26-Aug-2011	29-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010188898	USD	33,200,000.00	33,200,000.00	26-Aug-2011	26-Aug-2011	30-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026SEP11	0010188899	USD	50,000,000.00	50,000,000.00	26-Aug-2011	26-Aug-2011	26-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029AUG11	0010188901	USD	150,000,000.00	150,000,000.00	26-Aug-2011	26-Aug-2011	29-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS030AUG11	0010189042	USD	200,000,000.00	200,000,000.00	29-Aug-2011	29-Aug-2011	30-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS030AUG11	0010189046	USD	150,000,000.00	150,000,000.00	29-Aug-2011	29-Aug-2011	30-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS031AUG11	0010189095	USD	200,000,000.00	200,000,000.00	30-Aug-2011	30-Aug-2011	31-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS031AUG11	0010189096	USD	150,000,000.00	150,000,000.00	30-Aug-2011	30-Aug-2011	31-Aug-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 7 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010189097	USD	300,000,000.00	300,000,000.00	30-Aug-2011	30-Aug-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010189216	USD	150,000,000.00	150,000,000.00	31-Aug-2011	31-Aug-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010189217	USD	200,000,000.00	200,000,000.00	31-Aug-2011	31-Aug-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010189599	USD	200,000,000.00	200,000,000.00	01-Sep-2011	01-Sep-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010189600	USD	150,000,000.00	150,000,000.00	01-Sep-2011	01-Sep-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010189601	USD	300,000,000.00	300,000,000.00	01-Sep-2011	01-Sep-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010189675	USD	200,000,000.00	200,000,000.00	02-Sep-2011	02-Sep-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010189707	USD	150,000,000.00	150,000,000.00	02-Sep-2011	02-Sep-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS007SEP11	0010189734	USD	200,000,000.00	200,000,000.00	06-Sep-2011	06-Sep-2011	07-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS007SEP11	0010189744	USD	150,000,000.00	150,000,000.00	06-Sep-2011	06-Sep-2011	07-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010189796	USD	200,000,000.00	200,000,000.00	07-Sep-2011	07-Sep-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010189797	USD	150,000,000.00	150,000,000.00	07-Sep-2011	07-Sep-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS009SEP11	0010189832	USD	200,000,000.00	200,000,000.00	08-Sep-2011	08-Sep-2011	09-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS009SEP11	0010189833	USD	150,000,000.00	150,000,000.00	08-Sep-2011	08-Sep-2011	09-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS012SEP11	0010190141	USD	200,000,000.00	200,000,000.00	09-Sep-2011	09-Sep-2011	12-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS012SEP11	0010190142	USD	150,000,000.00	150,000,000.00	09-Sep-2011	09-Sep-2011	12-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS013SEP11	0010190798	USD	200,000,000.00	200,000,000.00	12-Sep-2011	12-Sep-2011	13-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS013SEP11	0010190799	USD	150,000,000.00	150,000,000.00	12-Sep-2011	12-Sep-2011	13-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014SEP11	0010190971	USD	150,000,000.00	150,000,000.00	13-Sep-2011	13-Sep-2011	14-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014SEP11	0010190988	USD	200,000,000.00	200,000,000.00	13-Sep-2011	13-Sep-2011	14-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010191119	USD	200,000,000.00	200,000,000.00	14-Sep-2011	14-Sep-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010191122	USD	150,000,000.00	150,000,000.00	14-Sep-2011	14-Sep-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010191123	USD	200,000.00	200,000.00	14-Sep-2011	14-Sep-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010191126	USD	100,000,000.00	100,000,000.00	14-Sep-2011	14-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010191129	USD	22,500,000.00	22,500,000.00	14-Sep-2011	14-Sep-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS014OCT11	0010191144	USD	400,000,000.00	400,000,000.00	14-Sep-2011	14-Sep-2011	14-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS016SEP11	0010191392	USD	200,000,000.00	200,000,000.00	15-Sep-2011	15-Sep-2011	16-Sep-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 8 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010191409	USD	200,000,000.00	200,000,000.00	15-Sep-2011	15-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010191410	USD	100,000,000.00	100,000,000.00	15-Sep-2011	15-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS016SEP11	0010191411	USD	150,000,000.00	150,000,000.00	15-Sep-2011	15-Sep-2011	16-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS007OCT11	0010191412	USD	100,000,000.00	100,000,000.00	15-Sep-2011	16-Sep-2011	07-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019SEP11	0010191821	USD	200,000,000.00	200,000,000.00	16-Sep-2011	16-Sep-2011	19-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS019SEP11	0010191856	USD	150,000,000.00	150,000,000.00	16-Sep-2011	16-Sep-2011	19-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS020SEP11	0010192040	USD	200,000,000.00	200,000,000.00	19-Sep-2011	19-Sep-2011	20-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS020SEP11	0010192041	USD	150,000,000.00	150,000,000.00	19-Sep-2011	19-Sep-2011	20-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS021SEP11	0010192373	USD	200,000,000.00	200,000,000.00	20-Sep-2011	20-Sep-2011	21-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS021SEP11	0010192374	USD	150,000,000.00	150,000,000.00	20-Sep-2011	20-Sep-2011	21-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS022SEP11	0010192522	USD	200,000,000.00	200,000,000.00	21-Sep-2011	21-Sep-2011	22-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS022SEP11	0010192523	USD	150,000,000.00	150,000,000.00	21-Sep-2011	21-Sep-2011	22-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010192524	USD	150,000,000.00	150,000,000.00	21-Sep-2011	22-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS023SEP11	0010192609	USD	200,000,000.00	200,000,000.00	22-Sep-2011	22-Sep-2011	23-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS023SEP11	0010192610	USD	150,000,000.00	150,000,000.00	22-Sep-2011	22-Sep-2011	23-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026SEP11	0010192791	USD	200,000,000.00	200,000,000.00	23-Sep-2011	23-Sep-2011	26-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026SEP11	0010192792	USD	150,000,000.00	150,000,000.00	23-Sep-2011	23-Sep-2011	26-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS027SEP11	0010192865	USD	200,000,000.00	200,000,000.00	26-Sep-2011	26-Sep-2011	27-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS027SEP11	0010192866	USD	150,000,000.00	150,000,000.00	26-Sep-2011	26-Sep-2011	27-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS028SEP11	0010192924	USD	150,000,000.00	150,000,000.00	27-Sep-2011	27-Sep-2011	28-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS028SEP11	0010192925	USD	200,000,000.00	200,000,000.00	27-Sep-2011	27-Sep-2011	28-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS027OCT11	0010192926	USD	1,264,000.00	1,264,000.00	27-Sep-2011	27-Sep-2011	27-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS016NOV11	0010192927	USD	50,000,000.00	50,000,000.00	27-Sep-2011	27-Sep-2011	16-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS017OCT11	0010192928	USD	200,000,000.00	200,000,000.00	27-Sep-2011	27-Sep-2011	17-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010193001	USD	150,000,000.00	150,000,000.00	28-Sep-2011	28-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010193002	USD	200,000,000.00	200,000,000.00	28-Sep-2011	28-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010193023	USD	53,170,000.00	53,170,000.00	28-Sep-2011	28-Sep-2011	31-Oct-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 9 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010193041	USD	7,600,000.00	7,600,000.00	28-Sep-2011	28-Sep-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010192967	USD	150,000,000.00	150,000,000.00	27-Sep-2011	29-Sep-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010193022	USD	50,000,000.00	50,000,000.00	28-Sep-2011	29-Sep-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS030DEC11	0010193042	USD	25,000,000.00	25,000,000.00	28-Sep-2011	29-Sep-2011	30-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010193055	USD	200,000,000.00	200,000,000.00	29-Sep-2011	29-Sep-2011	30-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010193056	USD	150,000,000.00	150,000,000.00	29-Sep-2011	29-Sep-2011	30-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010193064	USD	60,000,000.00	60,000,000.00	29-Sep-2011	29-Sep-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS018NOV11	0010193065	USD	250,000,000.00	250,000,000.00	29-Sep-2011	29-Sep-2011	18-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS031OCT11	0010193066	USD	38,030,000.00	38,030,000.00	29-Sep-2011	29-Sep-2011	31-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010193082	USD	100,000,000.00	100,000,000.00	29-Sep-2011	29-Sep-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010193057	USD	500,000,000.00	500,000,000.00	29-Sep-2011	30-Sep-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010193062	USD	100,000,000.00	100,000,000.00	29-Sep-2011	30-Sep-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS013OCT11	0010193075	USD	50,000,000.00	50,000,000.00	29-Sep-2011	30-Sep-2011	13-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS001NOV11	0010193085	USD	300,000,000.00	300,000,000.00	29-Sep-2011	30-Sep-2011	01-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010193211	USD	100,000,000.00	100,000,000.00	30-Sep-2011	30-Sep-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010193212	USD	150,000,000.00	150,000,000.00	30-Sep-2011	30-Sep-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010193214	USD	150,000,000.00	150,000,000.00	30-Sep-2011	30-Sep-2011	21-Nov-2011
DIN/SELL USD/IBRD/DIN IBRDUS003OCT11	0010193215	USD	200,000,000.00	200,000,000.00	30-Sep-2011	30-Sep-2011	03-Oct-2011
DIN/SELL USD/IBRD/DIN IBRDUS019DEC11	0010193063	USD	50,000,000.00	50,000,000.00	29-Sep-2011	03-Oct-2011	19-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS012DEC11	0010193275	USD	150,000,000.00	150,000,000.00	30-Sep-2011	03-Oct-2011	12-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS001DEC11	0010193276	USD	300,000,000.00	300,000,000.00	30-Sep-2011	03-Oct-2011	01-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS029DEC11	0010193291	USD	100,000,000.00	100,000,000.00	30-Sep-2011	03-Oct-2011	29-Dec-2011
DIN/SELL USD/IBRD/DIN IBRDUS021NOV11	0010193282	USD	300,000,000.00	300,000,000.00	30-Sep-2011	04-Oct-2011	21-Nov-2011

Total By Currency				32,388,283,000.00

Total				32,388,283,000.00

STBOC
Mexican Peso

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 10 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75	0000010906	MXN	825,000,000.00	67,111,091.23	18-Aug-2011	26-Aug-2011	20-Aug-2012

Total By Currency				67,111,091.23

Total				67,111,091.23

STBOZ
United States Dollar
BOND/SELL USD/IBRD/DINS/0712USD00.00	0000010838	USD	200,000,000.00	200,000,000.00	13-Jul-2011	15-Jul-2011	06-Jul-2012
BOND/SELL USD/IBRD/DINS/0712USD00.00A	0000010839	USD	200,000,000.00	200,000,000.00	13-Jul-2011	15-Jul-2011	09-Jul-2012
BOND/SELL USD/IBRD/DINS/0112USD00.00	0000010855	USD	1,000,000,000.00	1,000,000,000.00	26-Jul-2011	27-Jul-2011	27-Jan-2012
BOND/SELL USD/IBRD/DINS/0612USD00.00	0000010853	USD	400,000,000.00	400,000,000.00	25-Jul-2011	28-Jul-2011	25-Jun-2012
BOND/SELL USD/IBRD/DINS/0612USD00.00B	0000010857	USD	150,000,000.00	150,000,000.00	27-Jul-2011	29-Jul-2011	28-Jun-2012

Total By Currency				1,950,000,000.00

Total				1,950,000,000.00

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 11 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
DIN
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010151693	USD	(50,000,000.00)	(50,000,000.00)	18-Nov-2010	22-Nov-2010	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010151694	USD	(200,000,000.00)	(200,000,000.00)	18-Nov-2010	22-Nov-2010	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010158121	USD	(50,000,000.00)	(50,000,000.00)	11-Jan-2011	11-Jan-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010158974	USD	(150,000,000.00)	(150,000,000.00)	12-Jan-2011	14-Jan-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS021JUL11	0010160107	USD	(40,000,000.00)	(40,000,000.00)	14-Jan-2011	14-Jan-2011	21-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010159733	USD	(150,000,000.00)	(150,000,000.00)	13-Jan-2011	18-Jan-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUL11	0010160376	USD	(150,000,000.00)	(150,000,000.00)	18-Jan-2011	20-Jan-2011	22-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS010AUG11	0010162548	USD	(1,600,000.00)	(1,600,000.00)	07-Feb-2011	07-Feb-2011	10-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019SEP11	0010169374	USD	(1,600,000.00)	(1,600,000.00)	18-Mar-2011	18-Mar-2011	19-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010169649	USD	(50,000,000.00)	(50,000,000.00)	23-Mar-2011	23-Mar-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010169661	USD	(4,642,000.00)	(4,642,000.00)	23-Mar-2011	23-Mar-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010170089	USD	(150,000,000.00)	(150,000,000.00)	30-Mar-2011	30-Mar-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS023AUG11	0010170784	USD	(125,000,000.00)	(125,000,000.00)	04-Apr-2011	04-Apr-2011	23-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JUL11	0010171340	USD	(20,000,000.00)	(20,000,000.00)	07-Apr-2011	07-Apr-2011	07-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS029JUL11	0010172027	USD	(200,000,000.00)	(200,000,000.00)	12-Apr-2011	12-Apr-2011	29-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010172006	USD	(28,000,000.00)	(28,000,000.00)	12-Apr-2011	13-Apr-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS029JUL11	0010172445	USD	(200,000,000.00)	(200,000,000.00)	13-Apr-2011	14-Apr-2011	29-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JUL11	0010172741	USD	(50,000,000.00)	(50,000,000.00)	14-Apr-2011	14-Apr-2011	11-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008JUL11	0010173623	USD	(50,000,000.00)	(50,000,000.00)	19-Apr-2011	19-Apr-2011	08-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS025JUL11	0010173624	USD	(50,000,000.00)	(50,000,000.00)	19-Apr-2011	19-Apr-2011	25-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010174089	USD	(400,000,000.00)	(400,000,000.00)	28-Apr-2011	28-Apr-2011	27-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS018JUL11	0010174115	USD	(8,800,000.00)	(8,800,000.00)	28-Apr-2011	28-Apr-2011	18-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS028JUL11	0010174130	USD	(200,000,000.00)	(200,000,000.00)	28-Apr-2011	29-Apr-2011	28-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS028JUL11	0010174131	USD	(48,000,000.00)	(48,000,000.00)	28-Apr-2011	29-Apr-2011	28-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS028JUL11	0010174129	USD	(48,000,000.00)	(48,000,000.00)	28-Apr-2011	02-May-2011	28-Jul-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 12 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS022AUG11	0010174515	USD	(100,000,000.00)	(100,000,000.00)	02-May-2011	02-May-2011	22-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUL11	0010174573	USD	(50,000,000.00)	(50,000,000.00)	03-May-2011	03-May-2011	22-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001JUL11	0010174658	USD	(5,000,000.00)	(5,000,000.00)	04-May-2011	04-May-2011	01-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010174669	USD	(200,000,000.00)	(200,000,000.00)	04-May-2011	05-May-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010174670	USD	(200,000,000.00)	(200,000,000.00)	04-May-2011	05-May-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010174671	USD	(100,000,000.00)	(100,000,000.00)	04-May-2011	05-May-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010175035	USD	(5,000,000.00)	(5,000,000.00)	09-May-2011	09-May-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010177433	USD	(12,000,000.00)	(12,000,000.00)	17-May-2011	18-May-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010177652	USD	(100,000,000.00)	(100,000,000.00)	20-May-2011	20-May-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS006JUL11	0010178970	USD	(10,200,000.00)	(10,200,000.00)	07-Jun-2011	07-Jun-2011	06-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS007SEP11	0010178981	USD	(4,000,000.00)	(4,000,000.00)	07-Jun-2011	08-Jun-2011	07-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010179051	USD	(50,000,000.00)	(50,000,000.00)	07-Jun-2011	08-Jun-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JUL11	0010179794	USD	(200,000,000.00)	(200,000,000.00)	09-Jun-2011	10-Jun-2011	05-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JUL11	0010180632	USD	(125,000,000.00)	(125,000,000.00)	13-Jun-2011	13-Jun-2011	05-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS002AUG11	0010180635	USD	(32,000,000.00)	(32,000,000.00)	13-Jun-2011	13-Jun-2011	02-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS014JUL11	0010180638	USD	(19,000,000.00)	(19,000,000.00)	13-Jun-2011	13-Jun-2011	14-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010180682	USD	(30,000,000.00)	(30,000,000.00)	13-Jun-2011	13-Jun-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JUL11	0010180707	USD	(50,000,000.00)	(50,000,000.00)	13-Jun-2011	13-Jun-2011	05-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JUL11	0010180708	USD	(10,000,000.00)	(10,000,000.00)	13-Jun-2011	13-Jun-2011	05-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010180631	USD	(65,000,000.00)	(65,000,000.00)	13-Jun-2011	14-Jun-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010180636	USD	(300,000,000.00)	(300,000,000.00)	13-Jun-2011	14-Jun-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026JUL11	0010180637	USD	(50,000,000.00)	(50,000,000.00)	13-Jun-2011	14-Jun-2011	26-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS012SEP11	0010180689	USD	(3,000,000.00)	(3,000,000.00)	13-Jun-2011	14-Jun-2011	12-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010180796	USD	(50,000,000.00)	(50,000,000.00)	14-Jun-2011	14-Jun-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS012JUL11	0010180898	USD	(10,000,000.00)	(10,000,000.00)	14-Jun-2011	14-Jun-2011	12-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010180642	USD	(200,000,000.00)	(200,000,000.00)	13-Jun-2011	15-Jun-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JUL11	0010180789	USD	(250,000,000.00)	(250,000,000.00)	14-Jun-2011	15-Jun-2011	05-Jul-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 13 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS021JUL11	0010180803	USD	(200,000,000.00)	(200,000,000.00)	14-Jun-2011	15-Jun-2011	21-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010180806	USD	(30,000,000.00)	(30,000,000.00)	14-Jun-2011	15-Jun-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS014JUL11	0010180843	USD	(3,000,000.00)	(3,000,000.00)	14-Jun-2011	15-Jun-2011	14-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010180891	USD	(100,000,000.00)	(100,000,000.00)	14-Jun-2011	15-Jun-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS029JUL11	0010181316	USD	(200,000,000.00)	(200,000,000.00)	14-Jun-2011	16-Jun-2011	29-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010181602	USD	(75,000,000.00)	(75,000,000.00)	16-Jun-2011	16-Jun-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001JUL11	0010181626	USD	(4,500,000.00)	(4,500,000.00)	16-Jun-2011	16-Jun-2011	01-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS002AUG11	0010181465	USD	(25,000,000.00)	(25,000,000.00)	15-Jun-2011	17-Jun-2011	02-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019AUG11	0010181479	USD	(25,000,000.00)	(25,000,000.00)	15-Jun-2011	17-Jun-2011	19-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019AUG11	0010181625	USD	(50,000,000.00)	(50,000,000.00)	16-Jun-2011	17-Jun-2011	19-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010181635	USD	(10,000,000.00)	(10,000,000.00)	16-Jun-2011	17-Jun-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010181886	USD	(7,000,000.00)	(7,000,000.00)	17-Jun-2011	20-Jun-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010182338	USD	(50,000,000.00)	(50,000,000.00)	21-Jun-2011	21-Jun-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JUL11	0010182345	USD	(5,500,000.00)	(5,500,000.00)	21-Jun-2011	21-Jun-2011	11-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS021JUL11	0010182346	USD	(6,500,000.00)	(6,500,000.00)	21-Jun-2011	21-Jun-2011	21-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JUL11	0010182337	USD	(13,800,000.00)	(13,800,000.00)	21-Jun-2011	22-Jun-2011	11-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JUL11	0010182353	USD	(5,000,000.00)	(5,000,000.00)	22-Jun-2011	22-Jun-2011	11-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS025JUL11	0010182373	USD	(400,950,000.00)	(400,950,000.00)	22-Jun-2011	22-Jun-2011	25-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010182385	USD	(34,000,000.00)	(34,000,000.00)	22-Jun-2011	22-Jun-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010182411	USD	(100,000,000.00)	(100,000,000.00)	22-Jun-2011	22-Jun-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010182414	USD	(25,000,000.00)	(25,000,000.00)	22-Jun-2011	22-Jun-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010182402	USD	(50,000,000.00)	(50,000,000.00)	22-Jun-2011	23-Jun-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS004AUG11	0010182415	USD	(3,000,000.00)	(3,000,000.00)	22-Jun-2011	23-Jun-2011	04-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010182439	USD	(10,000,000.00)	(10,000,000.00)	23-Jun-2011	23-Jun-2011	30-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS022AUG11	0010182440	USD	(1,000,000.00)	(1,000,000.00)	23-Jun-2011	23-Jun-2011	22-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS018JUL11	0010182447	USD	(92,000,000.00)	(92,000,000.00)	23-Jun-2011	23-Jun-2011	18-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010182448	USD	(150,000,000.00)	(150,000,000.00)	23-Jun-2011	23-Jun-2011	15-Aug-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 14 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS017AUG11	0010182449	USD	(50,000,000.00)	(50,000,000.00)	23-Jun-2011	23-Jun-2011	17-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010182438	USD	(300,000,000.00)	(300,000,000.00)	23-Jun-2011	24-Jun-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010182511	USD	(500,000,000.00)	(500,000,000.00)	24-Jun-2011	24-Jun-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS016AUG11	0010182512	USD	(100,000,000.00)	(100,000,000.00)	24-Jun-2011	24-Jun-2011	16-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019SEP11	0010182514	USD	(300,000,000.00)	(300,000,000.00)	24-Jun-2011	24-Jun-2011	19-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010182509	USD	(250,000,000.00)	(250,000,000.00)	24-Jun-2011	27-Jun-2011	27-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010182513	USD	(500,000,000.00)	(500,000,000.00)	24-Jun-2011	27-Jun-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010182520	USD	(250,000,000.00)	(250,000,000.00)	24-Jun-2011	27-Jun-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010182534	USD	(250,000,000.00)	(250,000,000.00)	24-Jun-2011	27-Jun-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS018JUL11	0010182535	USD	(6,405,000.00)	(6,405,000.00)	24-Jun-2011	27-Jun-2011	18-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010182583	USD	(3,000,000.00)	(3,000,000.00)	27-Jun-2011	27-Jun-2011	27-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS005JUL11	0010183029	USD	(34,000,000.00)	(34,000,000.00)	01-Jul-2011	01-Jul-2011	05-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS004AUG11	0010183058	USD	(363,500,000.00)	(363,500,000.00)	01-Jul-2011	01-Jul-2011	04-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS006JUL11	0010183099	USD	(100,000,000.00)	(100,000,000.00)	05-Jul-2011	05-Jul-2011	06-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010183106	USD	(15,000,000.00)	(15,000,000.00)	05-Jul-2011	05-Jul-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS023SEP11	0010183113	USD	(10,000,000.00)	(10,000,000.00)	05-Jul-2011	05-Jul-2011	23-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010183107	USD	(300,000,000.00)	(300,000,000.00)	05-Jul-2011	06-Jul-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JUL11	0010183142	USD	(100,000,000.00)	(100,000,000.00)	06-Jul-2011	06-Jul-2011	07-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS007JUL11	0010183144	USD	(100,000,000.00)	(100,000,000.00)	06-Jul-2011	06-Jul-2011	07-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010183149	USD	(10,200,000.00)	(10,200,000.00)	06-Jul-2011	06-Jul-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010183156	USD	(16,000,000.00)	(16,000,000.00)	06-Jul-2011	06-Jul-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010183178	USD	(425,000.00)	(425,000.00)	06-Jul-2011	06-Jul-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS008JUL11	0010183185	USD	(100,000,000.00)	(100,000,000.00)	07-Jul-2011	07-Jul-2011	08-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008JUL11	0010183186	USD	(150,000,000.00)	(150,000,000.00)	07-Jul-2011	07-Jul-2011	08-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JUL11	0010183279	USD	(100,000,000.00)	(100,000,000.00)	08-Jul-2011	08-Jul-2011	11-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS011JUL11	0010183280	USD	(150,000,000.00)	(150,000,000.00)	08-Jul-2011	08-Jul-2011	11-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS012AUG11	0010183343	USD	(100,000,000.00)	(100,000,000.00)	08-Jul-2011	08-Jul-2011	12-Aug-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 15 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS012JUL11	0010183371	USD	(200,000,000.00)	(200,000,000.00)	11-Jul-2011	11-Jul-2011	12-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010183485	USD	(5,000,000.00)	(5,000,000.00)	12-Jul-2011	12-Jul-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS013JUL11	0010183499	USD	(200,000,000.00)	(200,000,000.00)	12-Jul-2011	12-Jul-2011	13-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS002AUG11	0010183610	USD	(4,635,000.00)	(4,635,000.00)	12-Jul-2011	12-Jul-2011	02-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS014JUL11	0010183947	USD	(200,000,000.00)	(200,000,000.00)	13-Jul-2011	13-Jul-2011	14-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010184147	USD	(150,000,000.00)	(150,000,000.00)	14-Jul-2011	14-Jul-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS015JUL11	0010184148	USD	(100,000,000.00)	(100,000,000.00)	14-Jul-2011	14-Jul-2011	15-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS002AUG11	0010184156	USD	(15,500,000.00)	(15,500,000.00)	14-Jul-2011	14-Jul-2011	02-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010184195	USD	(6,000,000.00)	(6,000,000.00)	14-Jul-2011	14-Jul-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS018JUL11	0010184404	USD	(200,000,000.00)	(200,000,000.00)	15-Jul-2011	15-Jul-2011	18-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS018JUL11	0010184405	USD	(150,000,000.00)	(150,000,000.00)	15-Jul-2011	15-Jul-2011	18-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS025AUG11	0010184568	USD	(363,500,000.00)	(363,500,000.00)	15-Jul-2011	15-Jul-2011	25-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010184896	USD	(200,000,000.00)	(200,000,000.00)	18-Jul-2011	18-Jul-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS019JUL11	0010184897	USD	(150,000,000.00)	(150,000,000.00)	18-Jul-2011	18-Jul-2011	19-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS031AUG11	0010184924	USD	(50,000,000.00)	(50,000,000.00)	18-Jul-2011	18-Jul-2011	31-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JUL11	0010185172	USD	(150,000,000.00)	(150,000,000.00)	19-Jul-2011	19-Jul-2011	20-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS020JUL11	0010185173	USD	(200,000,000.00)	(200,000,000.00)	19-Jul-2011	19-Jul-2011	20-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010185182	USD	(50,000,000.00)	(50,000,000.00)	19-Jul-2011	19-Jul-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010185181	USD	(100,000,000.00)	(100,000,000.00)	19-Jul-2011	20-Jul-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS021JUL11	0010185226	USD	(200,000,000.00)	(200,000,000.00)	20-Jul-2011	20-Jul-2011	21-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS021JUL11	0010185227	USD	(150,000,000.00)	(150,000,000.00)	20-Jul-2011	20-Jul-2011	21-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010185260	USD	(285,000,000.00)	(285,000,000.00)	20-Jul-2011	20-Jul-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUL11	0010185347	USD	(150,000,000.00)	(150,000,000.00)	21-Jul-2011	21-Jul-2011	22-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS022JUL11	0010185348	USD	(200,000,000.00)	(200,000,000.00)	21-Jul-2011	21-Jul-2011	22-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010185357	USD	(100,000,000.00)	(100,000,000.00)	21-Jul-2011	21-Jul-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014SEP11	0010185373	USD	(14,000,000.00)	(14,000,000.00)	21-Jul-2011	21-Jul-2011	14-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010185378	USD	(250,000,000.00)	(250,000,000.00)	21-Jul-2011	21-Jul-2011	27-Jul-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 16 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010185397	USD	(6,000,000.00)	(6,000,000.00)	21-Jul-2011	22-Jul-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010185400	USD	(250,000,000.00)	(250,000,000.00)	21-Jul-2011	22-Jul-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010185401	USD	(200,000,000.00)	(200,000,000.00)	21-Jul-2011	22-Jul-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010185402	USD	(200,000,000.00)	(200,000,000.00)	21-Jul-2011	22-Jul-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010185403	USD	(200,000,000.00)	(200,000,000.00)	21-Jul-2011	22-Jul-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010185407	USD	(14,000,000.00)	(14,000,000.00)	21-Jul-2011	22-Jul-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS025JUL11	0010185422	USD	(200,000,000.00)	(200,000,000.00)	22-Jul-2011	22-Jul-2011	25-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS025JUL11	0010185423	USD	(150,000,000.00)	(150,000,000.00)	22-Jul-2011	22-Jul-2011	25-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS026JUL11	0010185453	USD	(150,000,000.00)	(150,000,000.00)	25-Jul-2011	25-Jul-2011	26-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS026JUL11	0010185454	USD	(200,000,000.00)	(200,000,000.00)	25-Jul-2011	25-Jul-2011	26-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010185455	USD	(25,000,000.00)	(25,000,000.00)	25-Jul-2011	25-Jul-2011	30-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026JUL11	0010185456	USD	(40,000,000.00)	(40,000,000.00)	25-Jul-2011	25-Jul-2011	26-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010185476	USD	(200,000,000.00)	(200,000,000.00)	26-Jul-2011	26-Jul-2011	27-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS027JUL11	0010185477	USD	(150,000,000.00)	(150,000,000.00)	26-Jul-2011	26-Jul-2011	27-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010185484	USD	(15,000,000.00)	(15,000,000.00)	26-Jul-2011	26-Jul-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010185486	USD	(100,000,000.00)	(100,000,000.00)	26-Jul-2011	26-Jul-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS028JUL11	0010185528	USD	(200,000,000.00)	(200,000,000.00)	27-Jul-2011	27-Jul-2011	28-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS029JUL11	0010185552	USD	(200,000,000.00)	(200,000,000.00)	28-Jul-2011	28-Jul-2011	29-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS029JUL11	0010185553	USD	(150,000,000.00)	(150,000,000.00)	28-Jul-2011	28-Jul-2011	29-Jul-2011
DIN/SELL USD/IBRD/DIN IBRDUS001AUG11	0010185664	USD	(200,000,000.00)	(200,000,000.00)	29-Jul-2011	29-Jul-2011	01-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS002AUG11	0010185931	USD	(200,000,000.00)	(200,000,000.00)	01-Aug-2011	01-Aug-2011	02-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS003AUG11	0010185979	USD	(200,000,000.00)	(200,000,000.00)	02-Aug-2011	02-Aug-2011	03-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS003AUG11	0010185980	USD	(150,000,000.00)	(150,000,000.00)	02-Aug-2011	02-Aug-2011	03-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS004AUG11	0010186019	USD	(200,000,000.00)	(200,000,000.00)	03-Aug-2011	03-Aug-2011	04-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010186021	USD	(636,000.00)	(636,000.00)	03-Aug-2011	03-Aug-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010186022	USD	(204,000,000.00)	(204,000,000.00)	03-Aug-2011	03-Aug-2011	06-Sep-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 17 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010186025	USD	(100,000.00)	(100,000.00)	03-Aug-2011	04-Aug-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS005AUG11	0010186044	USD	(200,000,000.00)	(200,000,000.00)	04-Aug-2011	04-Aug-2011	05-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010186048	USD	(493,000.00)	(493,000.00)	04-Aug-2011	04-Aug-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010186049	USD	(7,625,000.00)	(7,625,000.00)	04-Aug-2011	04-Aug-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010186050	USD	(20,000,000.00)	(20,000,000.00)	04-Aug-2011	04-Aug-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008AUG11	0010186089	USD	(200,000,000.00)	(200,000,000.00)	05-Aug-2011	05-Aug-2011	08-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010186101	USD	(9,900,000.00)	(9,900,000.00)	05-Aug-2011	05-Aug-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS009AUG11	0010186286	USD	(150,000,000.00)	(150,000,000.00)	08-Aug-2011	08-Aug-2011	09-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS009AUG11	0010186287	USD	(200,000,000.00)	(200,000,000.00)	08-Aug-2011	08-Aug-2011	09-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010186290	USD	(150,000,000.00)	(150,000,000.00)	08-Aug-2011	09-Aug-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS010AUG11	0010186403	USD	(150,000,000.00)	(150,000,000.00)	09-Aug-2011	09-Aug-2011	10-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS010AUG11	0010186404	USD	(200,000,000.00)	(200,000,000.00)	09-Aug-2011	09-Aug-2011	10-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010186422	USD	(100,000,000.00)	(100,000,000.00)	09-Aug-2011	09-Aug-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS016SEP11	0010186427	USD	(23,600,000.00)	(23,600,000.00)	09-Aug-2011	09-Aug-2011	16-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS016SEP11	0010186430	USD	(11,300,000.00)	(11,300,000.00)	09-Aug-2011	09-Aug-2011	16-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010186848	USD	(200,000,000.00)	(200,000,000.00)	10-Aug-2011	10-Aug-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS011AUG11	0010186849	USD	(150,000,000.00)	(150,000,000.00)	10-Aug-2011	10-Aug-2011	11-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS012AUG11	0010187089	USD	(200,000,000.00)	(200,000,000.00)	11-Aug-2011	11-Aug-2011	12-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS012AUG11	0010187090	USD	(150,000,000.00)	(150,000,000.00)	11-Aug-2011	11-Aug-2011	12-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010187241	USD	(200,000,000.00)	(200,000,000.00)	12-Aug-2011	12-Aug-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015AUG11	0010187243	USD	(150,000,000.00)	(150,000,000.00)	12-Aug-2011	12-Aug-2011	15-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS016AUG11	0010187416	USD	(150,000,000.00)	(150,000,000.00)	15-Aug-2011	15-Aug-2011	16-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS016AUG11	0010187433	USD	(200,000,000.00)	(200,000,000.00)	15-Aug-2011	15-Aug-2011	16-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS017AUG11	0010187575	USD	(150,000,000.00)	(150,000,000.00)	16-Aug-2011	16-Aug-2011	17-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS017AUG11	0010187578	USD	(200,000,000.00)	(200,000,000.00)	16-Aug-2011	16-Aug-2011	17-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS009SEP11	0010187577	USD	(200,000,000.00)	(200,000,000.00)	16-Aug-2011	17-Aug-2011	09-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS018AUG11	0010188018	USD	(200,000,000.00)	(200,000,000.00)	17-Aug-2011	17-Aug-2011	18-Aug-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 18 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS018AUG11	0010188019	USD	(150,000,000.00)	(150,000,000.00)	17-Aug-2011	17-Aug-2011	18-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019AUG11	0010188194	USD	(200,000,000.00)	(200,000,000.00)	18-Aug-2011	18-Aug-2011	19-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS019AUG11	0010188195	USD	(150,000,000.00)	(150,000,000.00)	18-Aug-2011	18-Aug-2011	19-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS022AUG11	0010188244	USD	(200,000,000.00)	(200,000,000.00)	19-Aug-2011	19-Aug-2011	22-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS022AUG11	0010188247	USD	(150,000,000.00)	(150,000,000.00)	19-Aug-2011	19-Aug-2011	22-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS023AUG11	0010188377	USD	(150,000,000.00)	(150,000,000.00)	22-Aug-2011	22-Aug-2011	23-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS023AUG11	0010188380	USD	(200,000,000.00)	(200,000,000.00)	22-Aug-2011	22-Aug-2011	23-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010188399	USD	(100,000,000.00)	(100,000,000.00)	22-Aug-2011	22-Aug-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS024AUG11	0010188464	USD	(200,000,000.00)	(200,000,000.00)	23-Aug-2011	23-Aug-2011	24-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS024AUG11	0010188465	USD	(150,000,000.00)	(150,000,000.00)	23-Aug-2011	23-Aug-2011	24-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS025AUG11	0010188540	USD	(150,000,000.00)	(150,000,000.00)	24-Aug-2011	24-Aug-2011	25-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS025AUG11	0010188541	USD	(200,000,000.00)	(200,000,000.00)	24-Aug-2011	24-Aug-2011	25-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS026AUG11	0010188706	USD	(200,000,000.00)	(200,000,000.00)	25-Aug-2011	25-Aug-2011	26-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS026AUG11	0010188707	USD	(150,000,000.00)	(150,000,000.00)	25-Aug-2011	25-Aug-2011	26-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS026SEP11	0010188721	USD	(29,540,000.00)	(29,540,000.00)	25-Aug-2011	25-Aug-2011	26-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029AUG11	0010188882	USD	(200,000,000.00)	(200,000,000.00)	26-Aug-2011	26-Aug-2011	29-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010188898	USD	(33,200,000.00)	(33,200,000.00)	26-Aug-2011	26-Aug-2011	30-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026SEP11	0010188899	USD	(50,000,000.00)	(50,000,000.00)	26-Aug-2011	26-Aug-2011	26-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029AUG11	0010188901	USD	(150,000,000.00)	(150,000,000.00)	26-Aug-2011	26-Aug-2011	29-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS030AUG11	0010189042	USD	(200,000,000.00)	(200,000,000.00)	29-Aug-2011	29-Aug-2011	30-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS030AUG11	0010189046	USD	(150,000,000.00)	(150,000,000.00)	29-Aug-2011	29-Aug-2011	30-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS031AUG11	0010189095	USD	(200,000,000.00)	(200,000,000.00)	30-Aug-2011	30-Aug-2011	31-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS031AUG11	0010189096	USD	(150,000,000.00)	(150,000,000.00)	30-Aug-2011	30-Aug-2011	31-Aug-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010189097	USD	(300,000,000.00)	(300,000,000.00)	30-Aug-2011	30-Aug-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010189216	USD	(150,000,000.00)	(150,000,000.00)	31-Aug-2011	31-Aug-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS001SEP11	0010189217	USD	(200,000,000.00)	(200,000,000.00)	31-Aug-2011	31-Aug-2011	01-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010189599	USD	(200,000,000.00)	(200,000,000.00)	01-Sep-2011	01-Sep-2011	02-Sep-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 19 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS002SEP11	0010189600	USD	(150,000,000.00)	(150,000,000.00)	01-Sep-2011	01-Sep-2011	02-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010189601	USD	(300,000,000.00)	(300,000,000.00)	01-Sep-2011	01-Sep-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010189675	USD	(200,000,000.00)	(200,000,000.00)	02-Sep-2011	02-Sep-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS006SEP11	0010189707	USD	(150,000,000.00)	(150,000,000.00)	02-Sep-2011	02-Sep-2011	06-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS007SEP11	0010189734	USD	(200,000,000.00)	(200,000,000.00)	06-Sep-2011	06-Sep-2011	07-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS007SEP11	0010189744	USD	(150,000,000.00)	(150,000,000.00)	06-Sep-2011	06-Sep-2011	07-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010189796	USD	(200,000,000.00)	(200,000,000.00)	07-Sep-2011	07-Sep-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS008SEP11	0010189797	USD	(150,000,000.00)	(150,000,000.00)	07-Sep-2011	07-Sep-2011	08-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS009SEP11	0010189832	USD	(200,000,000.00)	(200,000,000.00)	08-Sep-2011	08-Sep-2011	09-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS009SEP11	0010189833	USD	(150,000,000.00)	(150,000,000.00)	08-Sep-2011	08-Sep-2011	09-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS012SEP11	0010190141	USD	(200,000,000.00)	(200,000,000.00)	09-Sep-2011	09-Sep-2011	12-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS012SEP11	0010190142	USD	(150,000,000.00)	(150,000,000.00)	09-Sep-2011	09-Sep-2011	12-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS013SEP11	0010190798	USD	(200,000,000.00)	(200,000,000.00)	12-Sep-2011	12-Sep-2011	13-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS013SEP11	0010190799	USD	(150,000,000.00)	(150,000,000.00)	12-Sep-2011	12-Sep-2011	13-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014SEP11	0010190971	USD	(150,000,000.00)	(150,000,000.00)	13-Sep-2011	13-Sep-2011	14-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS014SEP11	0010190988	USD	(200,000,000.00)	(200,000,000.00)	13-Sep-2011	13-Sep-2011	14-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010191119	USD	(200,000,000.00)	(200,000,000.00)	14-Sep-2011	14-Sep-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS015SEP11	0010191122	USD	(150,000,000.00)	(150,000,000.00)	14-Sep-2011	14-Sep-2011	15-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010191126	USD	(100,000,000.00)	(100,000,000.00)	14-Sep-2011	14-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS016SEP11	0010191392	USD	(200,000,000.00)	(200,000,000.00)	15-Sep-2011	15-Sep-2011	16-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010191409	USD	(200,000,000.00)	(200,000,000.00)	15-Sep-2011	15-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010191410	USD	(100,000,000.00)	(100,000,000.00)	15-Sep-2011	15-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS016SEP11	0010191411	USD	(150,000,000.00)	(150,000,000.00)	15-Sep-2011	15-Sep-2011	16-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS019SEP11	0010191821	USD	(200,000,000.00)	(200,000,000.00)	16-Sep-2011	16-Sep-2011	19-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS019SEP11	0010191856	USD	(150,000,000.00)	(150,000,000.00)	16-Sep-2011	16-Sep-2011	19-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS020SEP11	0010192040	USD	(200,000,000.00)	(200,000,000.00)	19-Sep-2011	19-Sep-2011	20-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS020SEP11	0010192041	USD	(150,000,000.00)	(150,000,000.00)	19-Sep-2011	19-Sep-2011	20-Sep-2011

SEC Report - Changes in Borrowings

Short Term

July 01, 2011 through September 30, 2011

Page 20 / 20

Borrowing Type Description	Trade ID	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS021SEP11	0010192373	USD	(200,000,000.00)	(200,000,000.00)	20-Sep-2011	20-Sep-2011	21-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS021SEP11	0010192374	USD	(150,000,000.00)	(150,000,000.00)	20-Sep-2011	20-Sep-2011	21-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS022SEP11	0010192522	USD	(200,000,000.00)	(200,000,000.00)	21-Sep-2011	21-Sep-2011	22-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS022SEP11	0010192523	USD	(150,000,000.00)	(150,000,000.00)	21-Sep-2011	21-Sep-2011	22-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010192524	USD	(150,000,000.00)	(150,000,000.00)	21-Sep-2011	22-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS023SEP11	0010192609	USD	(200,000,000.00)	(200,000,000.00)	22-Sep-2011	22-Sep-2011	23-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS023SEP11	0010192610	USD	(150,000,000.00)	(150,000,000.00)	22-Sep-2011	22-Sep-2011	23-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026SEP11	0010192791	USD	(200,000,000.00)	(200,000,000.00)	23-Sep-2011	23-Sep-2011	26-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS026SEP11	0010192792	USD	(150,000,000.00)	(150,000,000.00)	23-Sep-2011	23-Sep-2011	26-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS027SEP11	0010192865	USD	(200,000,000.00)	(200,000,000.00)	26-Sep-2011	26-Sep-2011	27-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS027SEP11	0010192866	USD	(150,000,000.00)	(150,000,000.00)	26-Sep-2011	26-Sep-2011	27-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS028SEP11	0010192924	USD	(150,000,000.00)	(150,000,000.00)	27-Sep-2011	27-Sep-2011	28-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS028SEP11	0010192925	USD	(200,000,000.00)	(200,000,000.00)	27-Sep-2011	27-Sep-2011	28-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010193001	USD	(150,000,000.00)	(150,000,000.00)	28-Sep-2011	28-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS029SEP11	0010193002	USD	(200,000,000.00)	(200,000,000.00)	28-Sep-2011	28-Sep-2011	29-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010193055	USD	(200,000,000.00)	(200,000,000.00)	29-Sep-2011	29-Sep-2011	30-Sep-2011
DIN/SELL USD/IBRD/DIN IBRDUS030SEP11	0010193056	USD	(150,000,000.00)	(150,000,000.00)	29-Sep-2011	29-Sep-2011	30-Sep-2011

Total By Currency				(33,724,651,000.00)

				(33,724,651,000.00)

STBOZ
United States Dollar
BOND/SELL USD/IBRD/GDIF/0811USD00.00A	0000010343	USD	(50,000,000.00)	(50,000,000.00)	09-Aug-2010	16-Aug-2010	16-Aug-2011

Total By Currency				(50,000,000.00)

Total				(50,000,000.00)